UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-40618

Stevanato Group S.p.A.

(Translation of registrant’s name into English)

Via Molinella 17

35017 Piombino Dese – Padua

Italy

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Stevanato Group S.p.A.

Interim condensed consolidated financial statements

for the three and the six months ended June 30, 2022

CAUTIONARY STATEMENTS REGARDING FORWARD-LOOKING STATEMENTS

This quarterly report on Form 6-K contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Stevanato Group S.p.A. (“we”, “our”, “us”, “Stevanato Group” or the “Company”). These forward-looking statements include, or may include, words such as “raising”, “believe”, “potential”, “increased”, “future”, “remain”, “growing”, “expect”, “foreseeable”, “expected”, “to be”, “includes”, “estimated”, “assumes”, “would provide”, “anticipate”, “will”, “plan”, “may”, “forecast”, and other similar terminology. Forward-looking statements contained in this report include, but are not limited to, statements about: our future financial performance, including our revenue, operating expenses and our ability to maintain profitability and operational and commercial capabilities; our expectations regarding the development of our industry and the competitive environment in which we operate; the expansion of our plants and our expectations to increase production capacity; the global supply chain and our committed orders; the global response to COVID-19 and our role in it; our geographical and industrial footprint; and our goals, strategies and investment plans. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Stevanato Group’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, inflation, potential negative developments in the COVID-19 pandemic, the impact of the conflict between Russia and Ukraine, supply chain and logistical challenges and other negative developments in Stevanato Group’s business or unfavorable legislative or regulatory developments. The following are some of the factors that could cause our actual results to differ materially from those expressed in or underlying our forward-looking statements: (i) our product offerings are highly complex, and, if our products do not satisfy applicable quality criteria, specifications and performance standards, we could experience lost sales, delayed or reduced market acceptance of our products, increased costs and damage to our reputation; (ii) we must develop new products and enhance existing products, adapt to significant technological and innovative changes and respond to introductions of new products by competitors to remain competitive; (iii) our backlog might not accurately predict our future revenue, and we might not realize all or any part of the anticipated revenue reflected in our backlog; (iv) if we fail to maintain and enhance our brand and reputation, our business, results of operations and prospects may be materially and adversely affected; (v) we are highly dependent on our management and employees. Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees that we need to support our business and our intended future growth; (vi) our business, financial condition and results of operations depend upon maintaining our relationships with suppliers and service providers; (vii) our business, financial condition and results of operations depend upon the availability and price of high-quality materials and energy supply and our ability to contain production costs; (viii) the current conflict between Russia and Ukraine and the financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus may negatively impact our ability to source gas at commercially reasonable terms or at all and could have a material adverse effect on our operations; (ix) significant interruptions in our operations could harm our business, financial condition and results of operations; (x) as a consequence of the COVID-19 pandemic, sales of syringes and vials to and for vaccination programs globally increased resulting in a revenue growth acceleration. The demand for such products may shrink, if the need for COVID-19 related solutions declines; (xi) our manufacturing facilities are subject to operating hazards which may lead to production curtailments or shutdowns and have an adverse effect on our business, results of operations, financial condition or cash flows; (xii) we may face significant competition in implementing our strategies for revenue growth in light of actions taken by our competitors; (xiii) our global operations are subject to international market risks that may have a material effect on our liquidity, financial condition, results of operations and cash flows; (xiv) we are required to comply with a wide variety of laws and regulations and are subject to regulation by various federal, state and foreign agencies; (xv) if relations between China and the United States deteriorate, our business in the United States and China could be materially and adversely affected; and (xvi) Cyber security risks and the failure to maintain the confidentiality, integrity and availability of our computer hardware, software and internet applications and related tools and functions, could result in damage to our reputation, data integrity and/or subject us to costs, fines or lawsuits under data privacy or other laws or contractual requirements. This list is not exhaustive. We caution you therefore against relying on these forward-looking statements and we qualify all of our forward-looking statements by these cautionary statements.

These forward-looking statements speak only as at their dates. The Company undertakes no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible to predict all of these factors. Further, the Company cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statements.

For a description of certain additional factors that could cause the Company’s future results to differ from those expressed in any such forward-looking statements, refer to the risk factors discussed under “Item 1A. Risk Factors” below and “Risk Factors” in our Annual Report on Form 20-F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022.

PART I–FINANCIAL INFORMATION

Item 1. Financial Statements

Stevanato Group S.p.A.

Interim consolidated income statements

for the three and the six months ended June 30, 2022 and 2021

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
		(EUR thousand)		(EUR thousand)
	Notes
Revenues	9	234,247	203,964	446,321	396,813
Cost of sales	10	159,675	140,274	304,300	267,714
Gross Profit		74,572	63,690	142,021	129,099

Other operating income	11	7,110	2,256	8,679	5,481
Selling and Marketing expenses	12	7,002	5,424	11,923	11,292
Research and Development expenses	12	8,498	6,897	16,183	12,717
General and Administrative expenses	12	22,344	6,030	40,839	20,037
Operating Profit		43,838	47,595	81,755	90,534

Finance income	13	7,519	2,310	10,499	4,315
Finance expense	14	9,872	2,411	14,484	5,650
Share of profit of an associate		—	397	—	397
Profit Before Tax		41,485	47,891	77,770	89,598

Income taxes	15	10,861	13,426	19,382	18,566
Net Profit		30,624	34,466	58,388	71,031

Net Profit attributable to:
Equity holders of the parent		30,531	34,442	58,254	70,993
Non-controlling interests		93	25	134	39
		30,624	34,466	58,388	71,031

Earnings per share
Basic earnings per common share (in EUR)	16	0.12	0.14	0.22	0.29
Diluted earnings per common share (in EUR)	16	0.12	0.14	0.22	0.29

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of comprehensive income

for the three and the six months ended June 30, 2022 and 2021

(Unaudited)

		For the three months ended June 30,		For the six months ended June 30,
		2022	2021	2022	2021
		(EUR thousand)		(EUR thousand)
	Notes
Net Profit		30,624	34,466	58,388	71,031

Gains/(losses) from remeasurement of employee defined benefit plans		589	47	880	187
Tax effect relating to those components of OCI		(141)	(11)	(211)	(45)
Other comprehensive income (loss) that will not be classified subsequently to profit or loss		448	36	669	142

Exchange difference on translation of foreign operations	24	6,244	5,302	18,411	7,887
Changes in the fair value of cash flow hedging instruments		2,173	842	4,646	1,311
Tax effect relating to those components of OCI		(522)	(202)	(1,115)	(315)
Other comprehensive income (loss) that will be classified subsequently to profit or loss		7,895	5,942	21,942	8,884

Total other comprehensive income (loss), net of tax		8,343	5,978	22,611	9,026

Total Comprehensive Income		38,967	40,444	80,999	80,057

Attributable to:
Equity holders of the parent		38,861	40,415	80,837	80,003
Non-controlling interests		106	29	162	54
		38,967	40,444	80,999	80,057

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of financial position

as at June 30, 2022 and at December 31, 2021

(Unaudited)

		At June 30,	At December 31,
		2022	2021
		(EUR thousand)
Assets	Notes
Non-current assets
Goodwill		47,243	47,243
Other intangible assets	17	33,493	31,928
Right of Use assets	19	21,689	22,690
Property, plant and equipment	18	506,039	392,717
Financial assets - investments FVTPL		905	1,084
Other non-current financial assets	20	901	1,334
Deferred tax assets		60,563	55,877
		670,833	552,873
Current assets
Inventories	21	192,539	148,917
Contract assets	22	86,819	62,133
Trade receivables	22	185,552	165,259
Other current financial assets	20	30,854	27,217
Tax receivables	23	30,909	25,063
Other receivables		25,966	26,341
Cash and cash equivalents		314,911	411,039
		867,550	865,969
Total assets		1,538,383	1,418,842
Equity and liabilities
Equity
Share capital	24	21,698	21,698
Reserves and Retained Earnings	24	835,044	686,055
Net profit attributable to equity holders of the parent		58,254	134,321
Equity attributable to equity holders of the parent		914,996	842,074
Non-controlling interests		(253)	(415)
Total equity		914,743	841,659

Non-current liabilities
Non-current financial liabilities	25	175,445	202,296
Employees benefits	27	8,993	11,853
Provisions	28	4,790	3,499
Deferred tax liabilities		21,197	19,105
Other non-current liabilities	29	1,825	1,808
		212,250	238,561
Current liabilities
Current financial liabilities	25	60,931	46,195
Trade payables	30	172,475	164,787
Contract liabilities	31	22,957	18,771
Advances from customers	31	28,119	23,616
Tax payables	23	43,565	19,440
Other liabilities	30	83,343	65,813
		411,390	338,622
Total liabilities		623,640	577,183
Total equity and liabilities		1,538,383	1,418,842

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of changes in equity

for the six months ended June 30, 2022 and 2021

(Unaudited)

	Notes	Share capital	Share Premium Reserve	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2022		21,698	389,312	(27,740)	(1,277)	(745)	(22,680)	483,506	842,074	(415)	841,659
Other comprehensive income	24	—	—	—	3,531	669	18,383	—	22,583	28	22,611
Net profit		—	—	—	—	—	—	58,254	58,254	134	58,388
Total comprehensive income		—	—	—	3,531	669	18,383	58,254	80,837	162	80,999
Dividends	24	—	—	—	—	—	—	(13,500)	(13,500)	—	(13,500)
Other		—	—	—	—	—	—	5,585	5,585	—	5,585
Total effects		—	—	—	—	—	—	(7,915)	(7,915)	—	(7,915)
At June 30, 2022		21,698	389,312	(27,740)	2,254	(76)	(4,297)	533,845	914,996	(253)	914,743

	Notes	Share capital	Treasury shares	Cash flow hedge reserve	Reserve for actuarial gains / (losses)	Foreign currency translation reserve	Retained earnings and other reserve	Equity attributable to equity holders of the parent	Non- controlling interests	Total equity
		(EUR thousand)
At January 1, 2021		20,002	(26,189)	(3,345)	(675)	(34,911)	355,613	310,495	(355)	310,140
Other comprehensive income	24	—	—	997	142	7,872	—	9,011	15	9,026
Net profit		—	—	—	—	—	70,993	70,993	39	71,032
Total comprehensive income		—	—	997	142	7,872	70,993	80,004	54	80,058
Dividends	24	—	—	—	—	—	(11,200)	(11,200)	—	(11,200)
Other		—	(1,551)	—	—	—	4,005	2,454	—	2,454
Total effects		—	—	—	—	—	(7,195)	(8,746)	—	(8,746)
At June 30, 2021		20,002	(27,740)	(2,348)	(533)	(27,039)	419,411	381,752	(301)	381,451

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Interim consolidated statements of cash flows

for the six months ended June 30, 2022 and 2021

(Unaudited)

		For the six months ended June 30,
		2022	2021
		(EUR thousand)
	Notes
Operating activities
Profit before tax		77,770	89,598
Adjustments:
Depreciation and impairment of property, plant and equipment		24,047	19,567
Amortization of intangible assets and Right of Use		7,074	6,797
Allowance for doubtful accounts		645	699
Net finance expense/ (income)		5,301	3,241
Share of profit or loss of associated companies		—	(397)
(Gain)/Loss from the disposal of non-current assets		(66)	—
Change in other provisions and in employee benefits		(3,645)	(8,722)
Other non-cash expenses, net		1,570	(113)
Working capital changes:
- inventories and contract assets		(65,496)	(19,560)
- trade receivables and other assets		(21,178)	(25,694)
- trade payables, contract liabilities, advances and other liabilities		25,921	3,390
Interest paid		(1,807)	(2,251)
Interest received		377	323
Income tax paid		(3,132)	(6,907)
Cash Flow from operating activities		47,381	59,972
Cash Flow from investing activities
Purchase of property, plant and equipment		(126,730)	(44,064)
Proceeds from sale of property plant and equipment		457	34
Purchase of intangible assets		(5,098)	(2,099)
Investment in financial assets		423	(562)
Net cash flows used in investing activities		(130,948)	(46,690)
Cash Flow from financing activities
Acquisition of non-controlling interests		—	(986)
Dividends paid		—	(11,200)
Payment of principal portion of lease liabilities		(3,232)	(3,335)
Proceed from loans		5,532	6,577
Repayments of loans		(18,322)	(33,424)
Decrease in other current financial activities		—	12,519
Net cash flows from/(used in) financing activities		(16,022)	(29,849)

Net change in cash and cash equivalents		(99,589)	(16,567)
Net foreign exchange difference		3,461	1,754
Cash and cash equivalents at January 1		411,039	115,599
Cash and cash equivalents at June 30		314,911	100,786

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements

Stevanato Group S.p.A.

Notes to the interim condensed consolidated financial statements

1.
Corporate information

Stevanato Group S.p.A. (herein referred to as the “Company” and together with its subsidiaries the “Group”) is headquartered in Italy and its registered office is located at via Molinella 17, Piombino Dese (Padova, Italy). The Group is active in the design, production and distribution of products and technology to provide integrated solutions primarily for the bio-pharma, pharmaceutical and healthcare industries. The Group's continuous investments, advancement of technology in primary packaging, strong reputation and complementary acquisitions, has helped it become a global player in the bio-pharma industry. Principal products are drug containment and primary packaging solutions, drug delivery systems, medical devices, in-vitro diagnostics, analytical services, visual inspection machines, assembling and packaging machines and glass forming machines.

The Group has nine production plants for manufacturing and assembly of bio-pharma, pharmaceutical and healthcare products (in Italy, Germany, Slovakia, Brazil, Mexico, China, and the United States), five plants for the production of machinery and equipment (in Italy and Denmark), two sites for analytical services (in Italy and the United States) and two commercial offices (in Japan and the United States). Further, on October 4, 2021, the Group announced the start of construction of a new facility in Fishers, Indiana, United States. On March 10, 2022, the Group announced the acquisition of a new facility in Zhangjiagang, China which will undergo renovations and serve as its Asia Pacific regional hub. The Group is also investing in the expansion of production facilities in Piombino Dese, Italy, where construction of a new building is underway. The expansion of the Group's global footprint will diversify production, improve proximity to customers and allow the Group to provide services in more than 70 countries worldwide.

Stevanato Group S.p.A. is controlled by Stevanato Holding S.r.l. which holds 78.03% of its share capital.

On July 16, 2021 Stevanato Group began trading on the New York Stock Exchange under the symbol STVN.

2.
Authorization of interim condensed consolidated financial statements and compliance with international financial reporting standards

These Interim Condensed Consolidated Financial Statements of Stevanato Group S.p.A. were authorized for issuance on August 2, 2022 and have been prepared in accordance with IAS 34 - Interim Financial Reporting. The Interim Condensed Consolidated Financial Statements should be read in conjunction with the Group’s consolidated financial statements at and for the year ended December 31, 2021 (the “Consolidated Financial Statements”), which have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IFRS).

3.
Basis of preparation for interim condensed consolidated financial statements

The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities as well as disclosures of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of these Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.

Reference should be made to the section “Use of estimates” in the Consolidated Financial Statements for a detailed description of the more significant valuation procedures used by the Group.

Moreover, in accordance with IAS 34, certain valuation procedures, in particular those of a more complex nature regarding matters such as any impairment of non-current assets, are only carried out in full during the preparation of the annual consolidated financial statements, when all the related information necessary is available, other than in the event that there are indications of impairment, in which case an immediate assessment is required. Similarly, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements, except in the event of significant market fluctuations or significant plan amendments, curtailments or settlements. IAS 34 also requires the disclosure of the nature and amount of items affecting net income that are unusual due to their nature, size or significance.

These interim condensed consolidated financial statements consider that the Group publishes quarterly interim financial statements. The Group has prepared the financial statements on the basis that it will continue to operate as a going concern. The Directors consider that there are no material uncertainties that may cast significant doubts over this assumption. The Directors have formed a judgement that there is a reasonable expectation that the Group has adequate resources to continue in operational existence for the foreseeable future, and not less than 12 months from the end of the reporting period.

As the Group is not including the full set of disclosures, as required in a complete set of financial statements, the interim financial statements of the Group are regarded as ‘condensed’, as per IAS 34.

New standards, amendments and interpretations

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2021, except for the adoption of new standards effective as of January 1, 2022. The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

The following amendments and interpretations were adopted for the first time in 2022 and did not have a material impact on the interim condensed consolidated financial statements of the Group:

•
Amendments to IFRS 3 – Reference to the Conceptual Framework,
•
Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before Intended Use,
•
Amendments to IAS 37 – Onerous Contracts – Costs of Fulfilling a Contract.

Amendments to IFRS 3 - Reference to the Conceptual Framework

In May 2020, the IASB issued Amendments to IFRS 3 - Business Combinations - Reference to the Conceptual Framework. The amendments are intended to replace a reference to the Framework for the Preparation and Presentation of Financial Statements, issued in 1989, with a reference to the Conceptual Framework for Financial Reporting issued in March 2018 without significantly changing its requirements. The Board also added an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising for liabilities and contingent liabilities that would be within the scope of IAS 37 or IFRIC 21 - Levies, if incurred separately. At the same time, the Board decided to clarify existing guidance in IFRS 3 for contingent assets that would not be affected by replacing the reference to the Framework for the Preparation and Presentation of Financial Statements. The amendments are effective for annual reporting periods beginning on or after January 1, 2022 and apply prospectively. The amendments did not have a material impact on the Group.

Amendments to IAS 16 - Property, Plant and Equipment: Proceeds before Intended Use

In May 2020, the IASB issued Amendments to IAS 16 - Property, Plant and Equipment - Proceeds before Intended Use, which prohibits entities deducting from the cost of an item of property, plant and equipment, any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the costs of producing those items, in profit or loss. The amendment is effective for annual reporting periods beginning on or after January 1, 2022 and must be applied retrospectively to items of property, plant and equipment made available for use on or after the beginning of the earliest period presented when the entity first applies the amendment. The amendments did not have a material impact on the Group.

Amendments to IAS 37 - Onerous Contracts - Costs of Fulfilling a Contract

In May 2020, the IASB issued Amendments to IAS 37 - Onerous Contracts to specify which costs an entity needs to include when assessing whether a contract is onerous or loss-making. The amendments apply a “directly related cost approach”. The costs that relate directly to a contract to provide goods or services include both incremental costs and an allocation of costs directly related to contract activities. General and Administrative costs do not relate directly to a contract and are excluded unless they are explicitly chargeable to the counterparty under the contract. The amendments are effective for annual reporting periods beginning on or after January 1, 2022. The Group will apply these amendments to contracts for which it has not yet fulfilled all its obligations at the beginning of the annual reporting period in which it first applies the amendments. The amendments did not have a material impact on the Group.

New standards, amendments and interpretations not yet effective

Amendments to IAS 1 - Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued amendments to paragraphs 69 to 76 of IAS 1 to specify the requirements for classifying liabilities as current or non-current. The amendments clarify:

•
What is meant by a right to defer settlement.
•
That a right to defer must exist at the end of the reporting period.
•
That classification is unaffected by the likelihood that an entity will exercise its deferral right.
•
That only if an embedded derivative in a convertible liability is itself an equity instrument would the terms of a liability not impact its classification.

The amendments are effective for annual reporting periods beginning on or after January 1, 2023 and must be applied retrospectively. The Group is currently assessing the impact the amendments will have on current practice, monitoring the IFRS Interpretations Committee’s discussions, and whether existing loan agreements may require renegotiation.

Amendments to IAS 8 - Accounting Policies, Changes to Accounting Estimates and Errors

On 12 February 2021, the IASB issued amendments to IAS 8 Accounting Policies, Changes to Accounting Estimates and Errors, in which it introduces a new definition of “accounting estimates”. The amendments are designed to clarify the distinction between changes in accounting estimates and changes in accounting policies and the correction of errors. The amendments become effective for annual reporting periods beginning on or after January 1, 2023 and apply to changes in accounting policies and changes in accounting estimates that occur on or after the start of that period. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 1 - Presentation of Financial Statements

In February 2021, the IASB issued amendments to IAS 1 Presentation of Financial Statements in which it provides guidance and examples to help entities apply materiality judgements to accounting policy disclosures. The IASB also issued amendments to IFRS Practice Statement 2 Making Materiality Judgements (the PS) to support the amendments in IAS 1 by explaining and demonstrating the application of the ‘four-step materiality process’ to accounting policy disclosures. The amendments aim to help entities provide accounting policy disclosures that are more useful by replacing the requirement for entities to disclose their ‘significant’ accounting policies with a requirement to disclose their ‘material’ accounting policies and adding guidance on how entities apply the concept of materiality in making decisions about accounting policy disclosures. The amendments to IAS 1 are applicable for annual periods beginning on or after January 1, 2023. The amendments are not expected to have a material impact on the Group.

Amendments to IAS 12 - Deferred Tax related to Assets and Liabilities arising from a Single Transaction

In May 2021, the IASB issued amendments to IAS 12 Deferred Tax related to Assets and Liabilities arising from a Single Transaction, that clarify the accounting of deferred tax on transactions such as leases and decommissioning obligations. The main change in Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12) is an exemption from the initial recognition exemption provided in IAS 12.15(b) and IAS 12.24. Accordingly, the initial recognition exemption does not apply to transactions in which equal amounts of deductible and taxable temporary differences arise on initial recognition (this is also explained in the newly inserted paragraph IAS 12.22A). The amendments to IAS 12 are applicable for annual periods beginning on or after January 1, 2023. The amendments are not expected to have a material impact on the Group.

4.
Scope of consolidation

Stevanato Group S.p.A. is the parent company of the Group and it holds, directly and indirectly, interests in the Group’s main operating companies. There are no changes in the scope of consolidation for the periods presented in this Interim Report and the Group’s scope of consolidation is as follows:

Subsidiaries

The interim condensed consolidated financial statements of the Group include the following companies directly or indirectly controlled:

					% equity interest
Name	Segment	Description	Country of incorporation	Type of control	Jun. 30, 2022	Dec. 31, 2021
Nuova Ompi S.r.l.	Biopharmaceutical	Production of drug containment systems and development of integrated solutions for the pharmaceutical industry	Italy	Direct	100%	100%
Spami S.r.l.	Engineering	Production plant and machinery	Italy	Direct	100%	100%
Stevanato Group International a.s.	Holding	Service/Subholding company	Slovakia	Direct	100%	100%
Medical Glass a.s.	Biopharmaceutical	Production of drug containment systems	Slovakia	Indirect	99.74%	99.74%
Stevanato Group N.A. S. de RL de CV	Biopharmaceutical	Service company	Mexico	Indirect	100%	100%
Ompi N.A. S. de RL de CV	Biopharmaceutical	Production of drug	Mexico	Direct	30.76%	30.76%
		containment systems		Indirect	69.24%	69.24%
Ompi of America inc.	Biopharmaceutical	Sale of drug containment systems and analytical services	USA	Indirect	100%	100%
Ompi do Brasil I. e C. de	Biopharmaceutical	Production of drug	Brazil	Direct	79%	79%
Em. Far. Ltda		containment systems		Indirect	21%	21%
Ompi Pharm. Packing Techn. Co. Ltd	Biopharmaceutical	Production of drug containment systems	China	Indirect	100%	100%
Innoscan A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
SVM Automatik A/S	Engineering	Production plant and machinery	Denmark	Indirect	100%	100%
Medirio SA	Biopharmaceutical	Research and development	Switzerland	Indirect	100%	100%
Balda Medical Gmbh	Biopharmaceutical	Production of in-vitro diagnostic solutions	Germany	Direct	100%	100%
Balda C. Brewer Inc.	Biopharmaceutical	Production of in-vitro diagnostic solutions	USA	Indirect	100%	100%
Balda Precision Inc.	Biopharmaceutical	Production metal components	USA	Indirect	100%	100%
Ompi of Japan Co., Ltd.	Biopharmaceutical	Sale of drug containment systems	Japan	Direct	51%	51%

Non-controlling interests

The non-controlling interests as of June 30, 2022 and the net profit attributable to non-controlling interests during the six months ended June 30, 2022 relate to Ompi of Japan Co., Ltd. and Medical Glass a.s..

5.
Financial Risk Factors

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly related to foreign currency exchange rates and interest rates;
•
liquidity risk, related to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general;
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect the Group’s financial position, results of operations and cash flows. Therefore, the Group identifies and monitors these risks to identify potential negative effects in advance and takes action to mitigate them, primarily through its operating and financing activities and if required, through the use of derivative financial instruments.

The interim condensed consolidated financial statements do not include all the information and notes on financial risk management required in the annual consolidated financial statements. For a detailed description of the financial risk factors and financial risk management of the Group, reference should be made to Note 40 of the Consolidated Financial Statements at and for the year ended December 31, 2021.

Although there are no significant negative impacts from the SARS-CoV-2 coronavirus (“COVID-19”) pandemic on the Group’s exposure to financial risks or risk management procedures in the periods presented by these interim condensed consolidated financial statements, management is continuously monitoring the evolution of COVID-19 as information becomes available and the related effects on the financial position and results of operations of the Group. Please refer to Note 33 for further details.

Management is monitoring developments in the conflict between Russia and Ukraine and resulting financial and economic sanctions imposed by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Primarily as a result of the Russian-Ukrainian conflict, gas prices have risen dramatically and affected Group margins, but Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date. Please refer to Note 34 for further details.

Climate change

Climate change and potential climate change legislation may present risks to Stevanato Group operations, including business interruption, significantly increased costs and/or other adverse consequences to the Group's business. Some of the potential impacts of climate change to the business include physical risks to the Group's facilities, water and energy supply limitations or interruptions, disruptions to supply chain and impairment of other resources. In addition, if legislation or regulations are enacted or promulgated in the U.S., Europe or Asia or any other jurisdictions in which the Group does business that limit or reduce allowable greenhouse gas emissions and other emissions, such restrictions could have a significant effect on the Group operating and financial decisions, including those involving capital expenditures to reduce emissions, and the results of operations. Manufacturing operations may not be able to operate as planned if Stevanato Group is not able to comply with new legal and regulatory legislation around climate change, or it may become too costly to operate in a profitable manner. Additionally, suppliers’ added expenses could be passed on to the Group in the form of higher prices and the Group may not be able to pass on such expenses to our customers through price increases. With the impacts of climate change already manifesting themselves, and some degree of further global warming inevitable, Stevanato Group is keen to protect the environment, to operate business at global level under the principles of sustainability including principles related to climate-change, to include EHS management as integral part of business processes with the commitment to reduce energy and natural resources consumption. In preparing the Consolidated Financial Statements, management has considered the impact of climate change in the context of the disclosures. These considerations did not have a material impact on the financial reporting judgements and estimates, consistent with the assessment that climate change is not expected to have a significant impact on the Group’s going concern assessment to December 2022.

6.
Foreign currency exchange

The principal foreign currency exchange rates used to translate other currencies into Euro were as follows:

COUNTRY	ISO CODE	Average for six months ended June 30,	At June 30,	Average for six months ended June 30,	At June 30,
		2022	2022	2021	2021
CHINA	CNY	7.0823	6.9624	7.7960	7.6742
UNITED STATES	USD	1.0934	1.0387	1.2053	1.1884
MEXICO	MXN	22.1653	20.9641	24.3270	23.5784
DENMARK	DKK	7.4402	7.4392	7.4368	7.4362
BRAZIL	BRL	5.5565	5.4229	6.4902	5.9050
SWITZERLAND	CHF	1.0319	0.9960	1.0946	1.0980
JAPAN	JPY	134.3071	141.5400	129.8681	131.4300

7.
Seasonality of operations

Historically, the Group’s business operations have not experienced seasonality.

8.
Segment Information

Stevanato Group business operations are organized into two reportable segments, based on their specific products and services:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables;
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (assembly, visual inspection, packaging and serialization and glass converting).

For the six months ended June 30, 2022, Stevanato Group generated 81% of total sales from the Biopharmaceutical and Diagnostic Solutions Segment (compared to 85% for the six months ended June 30, 2021), and 19% from the Engineering Segment (compared to 15% for the six months ended June 30, 2021).

The criteria applied to identify the operating segments are consistent with the information reviewed by the Chief Executive Officer (the Group’s “Chief Operating Decision Maker”) in making decisions regarding the allocation of resources and to assess performance.

	As at and for the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	188,604	45,643	234,247	(0)	234,247
Inter-Segment	294	27,720	28,014	(28,014)	—
Total Revenues	188,898	73,363	262,261	(28,014)	234,247
Cost of Sales	125,317	57,021	182,337	(22,662)	159,675
Gross Profit	63,581	16,342	79,924	(5,352)	74,572

Other operating income	7,131	(2)	7,129	(19)	7,110
Selling and Marketing expenses	3,640	712	4,352	2,650	7,002
Research and Development expenses	6,558	1,360	7,918	580	8,498
General and Administrative expenses	15,947	2,888	18,834	3,510	22,344
Operating Profit	44,567	11,380	55,948	(12,110)	43,838

Total assets	1,041,701	297,791	1,339,493	198,890	1,538,383
Total liabilities	440,190	198,516	638,706	(15,066)	623,640

	As at and for the three months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	174,842	29,121	203,964	—	203,964
Inter-Segment	279	13,854	14,133	(14,133)	—
Total Revenues	175,121	42,975	218,096	(14,133)	203,964
Cost of Sales	117,571	35,233	152,804	(12,530)	140,274
Gross Profit	57,550	7,742	65,292	(1,603)	63,690

Other operating income	2,256	—	2,256	—	2,256
Selling and Marketing expenses	2,105	929	3,034	2,390	5,424
Research and Development expenses	5,549	939	6,488	409	6,897
General and Administrative expenses	12,633	2,460	15,093	(9,062)	6,030
Operating Profit	39,521	3,414	42,935	4,660	47,595

Total assets	852,754	197,107	1,049,861	(42,466)	1,007,395
Total liabilities	365,033	117,067	482,100	143,844	625,944

	As at and for the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	361,043	85,278	446,321	(0)	446,321
Inter-Segment	583	51,195	51,778	(51,778)	—
Total Revenues	361,626	136,473	498,099	(51,778)	446,321
Cost of Sales	241,226	106,671	347,896	(43,596)	304,300
Gross Profit	120,400	29,802	150,203	(8,182)	142,021

Other operating income	8,724	(2)	8,722	(43)	8,679
Selling and Marketing expenses	5,913	1,260	7,173	4,750	11,923
Research and Development expenses	12,384	2,730	15,114	1,069	16,183
General and Administrative expenses	30,558	5,743	36,300	4,539	40,839
Operating Profit	80,269	20,067	100,337	(18,582)	81,755

Total assets	1,041,701	297,791	1,339,493	198,890	1,538,383
Total liabilities	440,190	198,516	638,706	(15,066)	623,640

	As at and for the six months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total segments	Adjustments, eliminations and unallocated items	Consolidated
	(EUR thousand)

External Customers	335,418	61,394	396,813		396,813
Inter-Segment	458	21,600	22,058	(22,058)	—
Total Revenues	335,877	82,994	418,871	(22,058)	396,813
Cost of Sales	221,037	66,505	287,542	(19,828)	267,714
Gross Profit	114,840	16,489	131,329	(2,230)	129,099

Other operating income	5,481	—	5,481	—	5,481
Selling and Marketing expenses	5,247	1,750	6,997	4,295	11,292
Research and Development expenses	10,099	1,997	12,096	621	12,717
General and Administrative expenses	25,103	4,943	30,046	(10,009)	20,037
Operating Profit	79,873	7,798	87,671	2,863	90,534

Total assets	852,754	197,107	1,049,861	(42,466)	1,007,395
Total liabilities	365,033	117,067	482,100	143,844	625,944

Inter-segment revenues and costs are eliminated upon consolidation and reflected in the “adjustments, elimination and unallocated items” column. The most relevant adjustment in revenues relates to the sales of the equipment manufactured by Engineering Segment to the Biopharmaceutical and Diagnostic Solutions Segment.

The reconciliation from total segments Operating Profit to consolidated Profit Before Tax is as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)
Segments Operating Profit	55,948	42,935	100,337	87,671
Finance income	7,519	2,310	10,499	4,315
Finance expense	9,872	2,411	14,484	5,650
Share of profit of an associate	—	397	—	397
Inter-segment elimination	(12,110)	4,660	(18,582)	2,863
Profit Before Tax	41,485	47,891	77,770	89,598

Revenue generated by the Biopharmaceutical and Diagnostic Solutions Segment increased by EUR 25,749 thousand, or 7.7%, from EUR 335,877 thousand for the six months ended June 30, 2021, to EUR 361,626 thousand for the six months ended June 30, 2022. All growth was organic and driven by increased revenue from premium priced, high-value solutions and the positive effect of forex of EUR 13,898 thousand or 4.1%. Revenue for the six months ended June 30, 2021, included a EUR 5.5 million benefit from a licensing agreement. Excluding this benefit, revenue from the Biopharmaceutical and Diagnostic Solutions Segment would have increased by 9.5% in that period.

Engineering Segment revenue increased by EUR 53,479 thousand, or 64.4%, from EUR 82,994 thousand for the six months ended June 30, 2021 to EUR 136,473 thousand for the six months ended June 30, 2022, primarily as a result of a steep increase in inter-segment revenue and solid growth from external customers across all business lines including aftersales.

Inter-segment revenue generated by the Engineering Segment for equipment used in our Biopharmaceutical and Diagnostic Solutions Segment increased by EUR 29,595 thousand, or 137.0%, from EUR 21,600 thousand for the six months ended June 30, 2021, to EUR 51,195 thousand for the six months ended June 30, 2022. The increase in Inter-segment Engineering revenue resulted from sales of production equipment to support the Group’s strategic investment initiatives in capacity expansion predominantly in its high-value solutions products to satisfy increasing customer demand.

9.
Revenue from contract with customers

Disaggregated revenue information

The table below shows the disaggregation of the Group’s revenue from contracts with external customers:

	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenues from high-value solutions	70,061	—	70,061
Revenues from other containment and delivery solutions	118,543	—	118,543
Revenues from engineering	—	45,643	45,643
Total revenue from contracts with customers	188,604	45,643	234,247

Geographical markets
EMEA	112,080	25,037	137,117
APAC	15,518	7,464	22,983
North America	53,799	12,113	65,912
South America	7,207	1,028	8,235
Total revenue from contracts with customers	188,604	45,643	234,247

Timing of revenue recognition
Goods and services transferred at a point in time	184,883	4,834	189,717
Goods and services transferred over time	3,721	40,809	44,530
Total revenue from contracts with customers	188,604	45,643	234,247

	For the three months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenues from high-value solutions	48,098	—	48,098
Revenues from other containment and delivery solutions	126,745	—	126,745
Revenues from engineering	—	29,121	29,121
Total revenue from contracts with customers	174,843	29,121	203,964

Geographical markets
EMEA	103,266	15,355	118,620
APAC	19,906	8,094	28,000
North America	45,947	5,519	51,466
South America	5,724	153	5,878
Total revenue from contracts with customers	174,843	29,121	203,964

Timing of revenue recognition
Goods and services transferred at a point in time	166,972	11,532	178,504
Goods and services transferred over time	7,871	17,589	25,460
Total revenue from contracts with customers	174,843	29,121	203,964

	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenues from high-value solutions	131,595	—	131,595
Revenues from other containment and delivery solutions	229,448	—	229,448
Revenues from engineering	—	85,278	85,278
Total revenue from contracts with customers	361,043	85,278	446,321

Geographical markets
EMEA	218,626	42,597	261,223
APAC	32,427	18,997	51,425
North America	97,060	21,524	118,584
South America	12,930	2,159	15,089
Total revenue from contracts with customers	361,043	85,278	446,321

Timing of revenue recognition
Goods and services transferred at a point in time	352,479	8,800	361,279
Goods and services transferred over time	8,564	76,478	85,042
Total revenue from contracts with customers	361,043	85,278	446,321

	For the six months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Total
	(EUR thousand)
Type of goods or service
Revenues from high-value solutions	93,044	—	93,044
Revenues from other containment and delivery solutions	242,374	—	242,374
Revenues from engineering	—	61,394	61,394
Total revenue from contracts with customers	335,418	61,394	396,813

Geographical markets
EMEA	203,010	32,934	235,944
APAC	32,761	11,342	44,103
North America	88,610	16,876	105,486
South America	11,037	242	11,279
Total revenue from contracts with customers	335,418	61,394	396,813

Timing of revenue recognition
Goods and services transferred at a point in time	323,569	24,031	347,600
Goods and services transferred over time	11,849	37,364	49,213
Total revenue from contracts with customers	335,418	61,394	396,813

The Group's revenue is divided into two main segments:

•
Biopharmaceutical and Diagnostic Solutions: this segment includes all the products and services developed and provided for containment and delivery of bio-pharmaceutical drugs and diagnostic reagents. This segment is further divided into two sub-categories:
•
High-value solutions: wholly owned, internally developed products, processes and services for which the Group holds intellectual property rights or has strong proprietary know-how and are characterized by higher complexity or superior performance;
•
Other containment and delivery solutions.

•
Engineering: this segment includes all the equipment and technologies developed and provided to support the end-to-end bio- pharmaceutical and diagnostic manufacturing processes.

Consolidated revenue at current exchange rates increased by EUR 49,508 thousand, or 12.5%, to EUR 446,321 thousand for the six months ended June 30, 2022, compared to EUR 396,813 thousand for the six months ended June 30, 2021. Consolidated revenue at constant currency (i.e. excluding the impact of fluctuations in currency exchange rates) increased by 9.5% for the six months ended June 30, 2022.

In the Biopharmaceutical and Diagnostic Solution Segment, revenue from high-value solutions increased by EUR 38,551 thousand, or 41.4%, from EUR 93,044 thousand for the six months ended June 30, 2021, to EUR 131,595 thousand for the six months ended June 30, 2022, while revenues in other containment and delivery solutions decreased by EUR 12,926 thousand, or 5.3%, from EUR 242,374 thousand for the six months ended June 30, 2021, to EUR 229,448 thousand for the six months ended June 30, 2022. Revenues in Biopharmaceutical and Diagnostic Solutions increased by 7.7% in EMEA, by 9.5% in North America, and by 17.1% in South America, and decreased by 1.0% in APAC.

Within the Engineering Segment, revenue from contracts with external customers increased by EUR 23,884 thousand, or 38.9%, from EUR 61,394 thousand for the six months ended June 30, 2021, to EUR 85,278 thousand for the six months ended June 30, 2022. Revenue recognized over time increased in the Engineering Segment by EUR 39,114 thousand, or 104.7%, from EUR 37,364 thousand for the six months ended June 30, 2021 to EUR 76,478 thousand for the six months ended June 30, 2022, driven by growth in new contracts and continued progress on orders where the Group has an enforceable right to payment for the performance completed to date.

Contract balances

The following table provides information on contractual asset from contracts with customer:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Trade receivables	185,552	165,259
Contract assets	86,819	62,133
Contract liabilities	(22,957)	(18,771)
Advances from customers	(28,119)	(23,616)
Total	221,295	185,005

Contract assets mainly relate to the Group’s right to consideration for performance of construction contracts to which the Group is a party and for which the Group has not yet issued an invoice as of the balance sheet date. The amount recognized as contract assets are reclassified to trade receivable as soon as the Group has an unconditional right to consideration.

10.
Cost of sales

Cost of sales are detailed as follows:

	For the three months ended		For the six months ended
	June 30,		June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)
Purchases	92,829	62,372	165,530	119,391
Change in inventories	(18,002)	15,670	(21,829)	11,198
Direct industrial labour	32,333	29,427	62,594	57,416
Indirect industrial labour	15,228	12,793	29,319	24,528
Industrial depreciation and amortization	13,136	11,002	25,716	21,559
Other costs of sales	24,151	9,010	42,970	33,622
Total Cost of sales	159,675	140,274	304,300	267,714

All Cost of sales items increased for the six months ended June 30, 2022, compared to the six months ended June 30, 2021, as a result of the growth in sales volumes. In particular, the increase in purchases includes the increase in logistical costs and other factors linked to inflation that impacted the main sources of supply. Industrial depreciation and amortization increased due to the availability for use of machinery installed in the previous months to increase production capacity. Other costs of sales increased mainly due to the increase in subcontracting work and a sharp increase in utilities cost.

11.
Other operating income

Other operating income for the six months ended June 30, 2022, and 2021, amounts to EUR 8,679 thousand and EUR 5,481 thousand, respectively relating mainly to (i) contributions from customers for pre-feasibility and feasibility studies, development and customization of SG proprietary products; (ii) design and samples activities to perform and improve feasibility studies on customized containment solutions; (iii) development and validation activities such as closure validation relating to the last project milestones that allow products industrialization; (iv) post development and validation analysis performed on containment and drug delivery solutions to assure safety and quality; (v) manual samples preparation and packaging (vi) contract cancellation fees and (vii) other recharges.

In the second quarter of 2022, other income included approximately €6.0 million related to a contract modification. The modification was made to accommodate a decrease in COVID-19 related orders. We believe that the modification represents a fair and equitable agreement to support the changing needs of our customer, and reflects changes in revenue, lost production time, costs incurred and the process to reallocate capacity. With the rise of new COVID 19 variants and different patterns of efficacy in the various vaccines, customers are making appropriate adjustments to their capacity plans.

12.
Expenses

Expenses are detailed as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)
Selling and Marketing expenses	7,002	5,424	11,923	11,292
Research and Development expenses	8,498	6,897	16,183	12,717
General and Administrative expenses	22,344	6,030	40,839	20,037
Total Expenses	37,844	18,351	68,945	44,046

For the six months ended June 30, 2022, Selling and Marketing expenses amount to EUR 11,923 thousand (EUR 11,292 thousand for the six months ended June 30, 2021). These expenses are mainly related to personnel expenses for the sales organizations. They include depreciation for EUR 346 thousand (EUR 393 thousand for the six months ended June 30, 2021) and the accrual of a provision for bad and doubtful debts for EUR 673 thousand (EUR 1,098 thousand accrual for the six months ended June 30, 2021). Selling and Marketing expenses increased mainly due to higher costs for business development and industry events, strategic marketing and travel costs As business development activities started to return to pre-pandemic levels offset by lower accruals for bad and doubtful debt provision following the improvement of some positions with external customers.

Research and Development expenses for the six months ended June 30, 2022, amounted to EUR 16,183 thousand (EUR 12,717 thousand for the six months ended June 30, 2021) and included costs for research and development activities to support product innovation and amortization and depreciation for EUR 1,708 thousand (EUR 1,535 thousand for the six months ended June 30, 2021). The increase in Research and Development expenses reflected the Group efforts in driving constant innovation in premium primary packaging and drug delivery systems to consolidate its market-leading position, strengthen the IP, and develop new technologies to advance patient care.

General and Administrative expenses increased to EUR 40,839 thousand for the six months ended June 30, 2022 from EUR 20,037 thousand for the six months ended June 30, 2021. The increase was mainly due to higher labor costs for the six months ended June

30, 2022 compared to the six months ended June 30, 2021, also as a result of a EUR 9,884 thousand accrual reversal for the six months ended June 30, 2021, carried out in connection with the termination of the incentive plans 2012-2021 and 2018-2022 in favor of the new stock grant plan 2021-2027. In addition, General and Administrative expenses increase due to a sundry risk provision for tax qualification of employees accruals to pension funds of EUR 731 thousand and for not recurring, start up costs for the new plants in Fishers, Indiana, United States of EUR 1,965 thousand. Finally, the increase in costs associated with our listing on the NYSE, such as insurance and other organizational costs, as well as higher IT costs, impacted General and Administrative expenses for the six months ended June 30, 2022.

13.
Finance income

Finance income are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)
Interest income from banks deposits	176	128	320	271
Income from financial discounts	39	14	49	12
Interest income on loan to associates	—	10	—	10
Other financial income	1	9	8	29
Foreign currency exchange rate gains	6,861	1,148	9,097	3,019
Derivatives revaluation	442	894	799	973
Other fair value adjustments	—	107	226	1
Total finance income	7,519	2,310	10,499	4,315

14.
Finance expense

Finance expenses are as follows:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)
Interest on debts and borrowings	817	1,102	1,620	2,243
Financial discounts and other expenses	184	3	186	8
Interest on lease liabilities	143	148	284	297
Financial component IAS 19	81	20	57	20
Foreign currency exchange losses	4,394	1,560	6,755	2,514
Derivatives devaluation	4,075	(553)	5,353	437
Other fair value adjustments	178	130	229	130
Total finance expense	9,872	2,411	14,484	5,650

Finance expenses include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases about the portion of financial expenses payable matured in the reporting period on the liabilities, recognized in accordance with IFRS 16 - Leases.

Foreign exchange differences are realized and unrealized gains and losses incurred on transactions in currencies other than the functional currency of the Group; the net foreign currency exchange impact, given by the sum of gains and losses, amounts to EUR 2,342 thousand net gain for the six months ended June 30, 2022, and EUR 505 thousand net gain for the six months ended June 30, 2021.

The progressive weakening of EUR during the first half of 2022 against the foreign currencies to which the Group is mainly exposed to (USD and CNY), impacted both Foreign currency exchange rate and Derivative devaluation.

15.
Income tax

Income tax expense amounted to EUR 19,382 thousand for the six months ended June 30, 2022, compared to EUR 18,566 thousand for the six months ended June 30, 2021.

The effective tax rate for the six months ended June 30, 2022, was 24.92% compared to 20.72% for the six months ended June 30, 2021. The effective tax rate for the six months ended June 30, 2021, was positively affected by a retroactive EUR 5.5 million tax saving for the financial years 2016-2020 that was recognized in the first quarter of 2021 and related to the so called "Patent Box regime", which was a tax exemption for the use of intellectual property assets. This was partially offset by the reversal of deferred tax assets amounting to €2.0 million following the early termination of incentive plans 2012-2021 and 2018-2022 which were terminated in favor of the new stock grant plan 2021-2027. The normalized effective tax rate without this one-off item was 24.59%.

16.
Earnings per Share

Basic earnings per share (EPS) is calculated by dividing the profit attributable to equity holders of the parent by the weighted average number of common shares issued, net of the treasury shares, held by the Group.

There is no dilution impact for the three and six months ended June 30, 2022, resulting in basic and diluted earnings per share being the same for the three and the six months ended June 30, 2021. The weighted average number of shares for purposes of calculating diluted earnings per share increased to take into consideration the theoretical effect of potential ordinary shares that could be assigned to the beneficiaries based on the Group’s equity incentive plans (see Note 27 for further details on the equity incentive plans).

The Shareholder’s meeting held on July 1, 2021 approved a share split and all the existing 100,010,000 shares were split into a total of 272,427,240 shares in the ratio of 2,724 new shares post-split for each share outstanding prior to the share split. The number of ordinary shares outstanding has been retrospectively adjusted as if such event had occurred at the beginning of the earliest period presented.

The following table reflects the income and shares data used in the basic and diluted EPS calculation:

	For the three months ended June 30,		For the six months ended June 30,
	2022	2021	2022	2021
	(EUR thousand)		(EUR thousand)

Profit attributable to ordinary equity holders of the parent	30,531	34,442	58,254	70,993

Weighted average number of ordinary shares for basic EPS	264,699,481	240,997,465	264,699,481	240,761,063
Weighted average number of ordinary shares adjusted for the effect of dilution	264,699,481	241,015,527	264,699,481	240,770,093

	2022	2021	2022	2021
Basic earnings per common share (in EUR)	0.12	0.14	0.22	0.29
Diluted earnings per common share (in EUR)	0.12	0.14	0.22	0.29

17.
Intangible assets

Changes in intangible assets as of June 30, 2022, are as follows:

Total
(EUR thousand)
Cost
At January 1, 2021	69,883
Additions	5,489
Disposals	(1,744)
Exchange differences	632
At December 31, 2021	74,260
Additions	5,111
Exchange differences	682
At June 30, 2022	80,053

Amortization
At January 1, 2021	35,982
Amortization	7,504
Disposal	(1,335)
Exchange differences	181
At December 31, 2021	42,332
Amortization	3,971
Exchange differences	257
At June 30, 2022	46,560

Net book value
At June 30, 2022	33,493
At December 31, 2021	31,928

Additions amounting to EUR 5,111 thousand for the six months ended June 30, 2022, are related to the capitalization of costs associated with an upgrade of the Group's ERP software and other software licenses. No impairment indicators were identified during the six months period ended June 30, 2022.

18.
Property, plant and equipment

Changes in items of property, plant and equipment as of June 30, 2022 are as follows:

Total
(EUR thousand)
Cost
At January 1, 2021	638,031
Additions	116,631
Disposals	(9,544)
Exchange differences	9,642
At December 31, 2021	754,760
Additions	126,232
Disposals	(2,422)
Exchange differences	17,516
At June 30, 2022	896,086

Depreciation and impairment
At January 1, 2021	324,374
Depreciation charge for the year	41,734
Impairment	943
Disposals	(8,933)
Exchange differences	3,925
At December 31, 2021	362,043
Depreciation charge for the period	24,005
Impairment	42
Disposals	(2,028)
Exchange differences	5,985
At June 30, 2022	390,047

Net book value
At June 30, 2022	506,039
At December 31, 2021	392,717

Additions of EUR 126,232 thousand for the six months ended June 30, 2022, are mainly due to the advancement of construction for our new facilities in the U.S. and China, expansion of our headquarters and production facilities in Piombino Dese and the acquisition of a brownfield plant in Latina (Italy). It also includes investments on new manufacturing equipment for the production of EZ-Fill® and bulk syringes, vials and cartridges.

19.
Right of Use

The Group has lease contracts for various items of plant, machinery, vehicles and other equipment used in its operations. Leases of plant and machinery generally have lease terms between 3 and 15 years, while vehicles and other equipment generally have lease terms between 3 and 5 years. There are several lease contracts that include extension and termination options.

The Group also has certain leases with lease terms of 12 months or less and leases of office equipment with low value. The Group applies the ‘short-term lease’ and ‘lease of low-value assets’ recognition exemptions for these leases.

Movements in the leased Right of Use assets for the first six months of 2022 are shown below:

Total
(EUR thousand)
Cost
At January 1, 2021	35,992
Additions	3,111
Disposals	(1,655)
Exchange differences	960
At December 31, 2021	38,408
Additions	1,800
Disposals	(543)
Exchange differences	1,012
At June 30, 2022	40,678

Depreciation
At January 1, 2021	10,612
Depreciation charge for the year	6,202
Disposals	(1,337)
Exchange differences	241
At December 31, 2021	15,718
Depreciation charge for the period	3,103
Disposals	(108)
Exchange differences	275
At June 30, 2022	18,989

Net book value
At June 30, 2022	21,689
At December 31, 2021	22,690

20.
Financial assets

The following table details the composition of financial assets:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Receivables from financing activities	—	447
Other non-current financial assets	901	887
Other non-current financial assets	901	1,334

Fair value of derivatives financial instruments	3,461	49
Other securities	27,393	27,168
Other current financial assets	30,854	27,217

Financial assets	31,755	28,551

As of December 31, 2021, receivables from financing activities included a financial loan of EUR 447 thousand in favor of a restricted number of key managers related to the restricted stock grant plan 2021-2027. This loan was fully reimbursed in May 2022.

Other securities include guaranteed investment funds managed by Société Générale SA, which are measured at fair value. The increase in other securities is due to the revaluation of their fair value.

21.
Inventories

Inventories, shown net of an allowance for obsolete and slow-moving goods, can be analyzed as follows:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Raw materials	71,518	58,484
Semifinished products	27,326	29,878
Finished products	88,817	64,252
Advances to suppliers	17,514	9,554
Provision from slow moving and obsolescence	(12,635)	(13,251)
Total inventories	192,539	148,917

The provision for slow moving and obsolete inventories as of June 30, 2022, and December 31, 2021, amounted to EUR 12,635 thousand and EUR 13,251 thousand respectively, with a release of EUR 677 thousand recognized within cost of sales and other changes due to exchange rate movements for EUR 61 thousand for the six months ended June 30, 2022. Inventory significant increase due to growth in our business and supply chain risk mitigation.

22.
Trade receivables and contract assets

Trade receivables and contract assets are analyzed as follows:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Trade receivables	192,976	171,803
Allowance for expected credit losses	(7,424)	(6,544)
Total trade receivables	185,552	165,259

Expected credit loss rate	3.8%	3.8%

Trade receivables are non-interest bearing and generally have a term of 60 to 90 days. The Group is not exposed to significant concentration of third-party credit risk.

Trade receivables are stated net of an allowance for expected credit losses which has been determined in accordance with IFRS 9 amounting to EUR 7,424 thousand and EUR 6,544 thousand as of June 30, 2022, and December 31, 2021, respectively.

Contract assets

Contract assets relate to revenue earned from ongoing customer-specific construction contracts of the Engineering Segment and from the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. As such, the balances of this account vary and are dependent on the number of ongoing construction contracts at the end of the period. The Group has contract assets of EUR 86,819 thousand as of June 30, 2022, (EUR 62,133 thousand as of December 31, 2021). Contract assets gross amounts to EUR 191,262 thousand (EUR 138,854 thousand as of December 31, 2021), net of invoices issued of EUR 104,443 thousand (EUR 76,721 thousand as of December 31, 2021).

23.
Tax receivables and tax payables

As of June 30, 2022, tax receivables amounted to EUR 30,909 thousand (EUR 25,063 thousand as of December 31, 2021) and tax liabilities amounted to EUR 43,565 thousand (EUR 19,440 thousand as of December 31, 2021). The total net balance as of June 30, 2022, is a payable amounting to EUR 12,656 thousand, while the net balance as of December 31, 2021, was a receivable amounting to EUR 5,623 thousand. The change in net balance is mainly due to the increased payable for corporate income taxes accrued for the six months ended June 30, 2022, against lower mandatory tax advances paid in the same period and due to the fact that Italian subsidiaries of the Group will settle the Corporate Income Taxes balance related to fiscal year 2021 in the month of August.

24.
Equity

The main objective of the Group’s capital management is to maintain a solid credit rating and adequate financial ratios to support business activity and maximize value for shareholders.

Movements in the equity accounts are reported in the Interim Consolidated Statements of Changes in Equity; comments on the main components and their changes are provided below.

Share capital

As of June 30, 2022, and as of December 31, 2021, the company paid-in share capital amounted to EUR 21,698 thousand divided into 295,540,036 shares without par value, including 34,103,005 ordinary shares and 261,437,031 Class A multiple voting shares.

Share Premium Reserve

The share premium reserve includes the additional paid-in capital raised during the Initial Public Offering net of the listing costs pertaining to the public subscription offer to the extent they are incremental costs directly attributable to the equity transaction that otherwise would have been avoided. As of June 30, 2022, and as of December 31, 2021, the share premium reserve amounted to EUR 389,312 thousand.

Treasury Reserve

As of June 30, 2022, and as of December 31, 2021, a total of 30,840,555 of the Company’s Class A shares were held in treasury for a total cost of EUR (27,740) thousand.

Cash Flow Hedge Reserve

Cash flow hedge reserve reflects the negative change in the fair value of derivatives financial instruments, designed as cash flow hedges to hedge highly probable forecast transactions. As of June 30, 2022, the cash flow hedge reserve was EUR 2,254 thousand compared to EUR (1,277) thousand as of December 31, 2021.

Currency translation reserve

The currency translation reserve includes the cumulative foreign currency translation differences arisen from the translation of financial statements denominated in currencies other than Euro; as of June 30, 2022, it was EUR (4,297) thousand compared to EUR (22,680) thousand as of December 31, 2021. As of June 30, 2021, it amounted to EUR (27,039) thousand compared to EUR (34,911) thousand as of December 31, 2020. The decrease in the currency translation reserve is mainly due to the appreciation against the Euro of the Brazilian Real, the Mexican Peso, the Chinese Renminbi and the US Dollar which occurred in the last twelve months, currencies in which the net assets of some of the Group's companies are denominated.

Retained Earnings and Other Reserves

On June 1, 2022 Stevanato Group shareholders approved the distribution of EUR 13,500 thousand in dividends (EUR 0.051 per common share) in part from the net profits realized in the previous financial year and in part from "other reserves".

On January 20, 2021 Stevanato Group shareholders approved the distribution of EUR 11,200 thousand in dividends (EUR 0.63 thousand per common share) from “other reserves”.

25.
Financial liabilities

Total financial liabilities are EUR 236,376 thousand and EUR 248,491 thousand as of June 30, 2022, and as of December 31, 2021, respectively; the balances in financial debt are as follows:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Lease liabilities - Right of Use	5,723	5,553
Bank overdrafts	2,991	37
Bank loans	47,297	36,195
Financial liabilities due to related parties	865	940
Fair value of derivatives	3,260	1,681
Financial liabilities due to other lenders	795	1,789
Total current financial liabilities	60,931	46,195

Lease liabilities - Right of Use	16,575	17,574
Bank loans	109,219	134,367
Notes	49,651	49,620
Financial liabilities due to other lenders	—	735
Total non-current financial liabilities	175,445	202,296

Financial liabilities	236,376	248,491

Financial liabilities mainly include bank loans (current and non-current portions), lease liabilities (current and non-current portions) and notes.

Other current financial assets and other financial liabilities relate to foreign exchange derivatives. The following table sets forth the analysis of derivative assets and liabilities as of June 30, 2022, and December 31, 2021.

	At June 30,		At December 31,
	2022		2021
	Carrying amount	Fair value	Carrying amount	Fair value
	(EUR thousand)
Financial assets
Foreign exchange forward contracts	496	496	49	49
Interest Rate Swap in cash flow hedges	2,965	2,965	—	—

Financial liabilities
Foreign exchange forward contracts	3,260	3,260	—	—
Interest Rate Swap in cash flow hedges	—	—	1,681	1,681

Derivatives on currency risk have not been designated as hedging instruments and reflect the change in the fair value of those foreign exchange forward contracts that are not designated in hedge relationships, but are, nevertheless, intended to reduce the level of foreign currency risk for expected sales.

Derivatives designated as hedging instruments reflect the change in fair value of the interest rate swap contracts, designated as cash flow hedges to hedge fluctuations in variable interest rate on loans. The amount recorded in the cash flow hedge reserve will be recognized in the consolidated income statement according to the timing of the cash flows of the underlying transaction.

26.
Fair Value Measurement

IFRS 13 establishes a three-level hierarchy that categorizes the inputs to the valuation techniques used to measure fair value by giving the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs).

In some cases, the inputs used to measure the fair value of an asset or a liability might be categorized within different levels of the fair value hierarchy. In those cases, the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy at the lowest level input that is significant to the entire measurement.

Levels used in the hierarchy are as follows:

•
Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the group is the current bid price. These instruments are included in level 1.
•
Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely, in part, on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
•
Level 3: If one or more of the significant inputs is not based on observable market data, the instruments are included in level 3. This is the case for unlisted equity securities.

Assets and liabilities that are measured at fair value on a recurring basis

The following table shows the fair value hierarchy for financial assets and liabilities that are measured at fair value on a recurring basis at June 30, 2022, and at December 31, 2021:

As at June 30, 2022:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		314,911	314,911	—	—
Financial assets - investments FVTPL - traded		796	796	—	—
Financial assets - investments FVTPL - not traded		109	—	—	109
Derivatives financial assets	20	3,461	—	3,461	—
Financial current assets	20	27,393	—	27,393	—
Other non-current financial assets		672	—	672	—
Total assets		347,343	315,707	31,526	109

Derivatives financial liabilities	25	3,260	—	3,260	—
Total Liabilities		3,260	—	3,260	—

As at December 31, 2021:

		Fair value measurement using
	Notes	Total	Level 1	Level 2	Level 3
		(EUR thousand)
Cash and cash equivalents		411,039	411,039	—	—
Financial assets - investments FVTPL		1,084	—	—	1,084
Derivatives financial assets	20	49	—	49	—
Financial current assets	20	27,168	—	27,168	—
Other non-current financial assets		671	—	671	—
Total assets		440,011	411,039	27,888	1,084

Derivatives financial liabilities	25	1,681	—	1,681	—
Total Liabilities		1,681	—	1,681	—

The fair value of current financial assets and other financial liabilities is measured by taking into consideration market parameters at the balance sheet date, using valuation techniques widely accepted in the financial business environment.

The fair value of foreign currency derivatives (forward contracts, currency swaps and options) and interest rate swaps is determined by considering the prevailing foreign currency exchange rate and interest rates, as applicable, at the balance sheet date.

The value of cash and cash equivalents usually approximates fair value due to the short maturity of these instruments, which consist of bank current accounts.

No borrowings of the Group are listed debt.

There are no transfers between Level 1, Level 2 and Level 3 during the year ended December 31, 2021. During the six months ended June 30, 2022, the transfer between Level 3 and Level 1 for "Financial assets - investment FVTPL" is related to the distribution of the shares in Rani Therapeutics Holdings, listed on NASDAQ, from the investment fund Biologix Partners LP.

The fair value of the loans accounted for at amortized cost approximates their carrying amounts as of June 30, 2022, and December 31, 2021.

27.
Employee benefits

Employee benefits are analyzed as follows:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Employee severance pay	5,014	5,895
Jubilee benefits	253	253
Other post-employment plans	767	699
Long term incentive plan	134	3,653
Stock grant plan	1,353	1,353
Shares based compensation	1,472	—
Total employee benefits	8,993	11,853

Long-term Incentive plan

In order to align the interests of management with those of the Shareholders, the Group established a medium/ long-term incentive plan linking remuneration and performance. The Board of Directors approved a compensation plan called the “Long-term Incentive plan” for the 2020-2023 four-year period involving a select number of Top Management and/ or Key People which is based on achieving certain key performance indicators under the Group's long-term industrial plan targets.

On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", in order to allow the entry in 2022 of new beneficiaries, previously involved in the compensation plan called "Long Term Incentive 2020-2023".

In accordance with specific rules, existing and new beneficiaries relating to the first vesting period will coexist until 2022 under the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027". Through such amendment, beneficiaries of the Long Term Incentive 2020-2023 were offered the possibility of becoming beneficiaries of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" in 2022 by using the rights deriving from the participation in the Long-term Incentive plan in the meantime accrued to them, but providing, that the free of charge transfer of the property of a certain number of Stevanato Group S.p.A. shares should have been done after the end of the First Vesting Period, after having verified the actual achievement of the Performance Objectives (in terms of consolidated revenue and EBITDA) set for such vesting period and the continuation of the employment relationship.

The letters of assignment of shares were issued to beneficiaries on May 12, 2022 and from that date the amendment of the incentive plans produced its accounting effects.

Restricted Stock Grant Plan 2021-2027

At the Shareholders’ Meeting of Stevanato Group S.p.A. held on March 4, 2021, a share-based incentive plan, referred to as the “Restricted Stock Grant Plan 2021-2027” was approved. The plan includes individuals who play a strategic role in the Group related to the economic and strategic development of the Group and aligns their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026.

The Stock Grant Plan originally provided for three two-year vesting periods, between January 1, 2021 and December 31, 2022 (First Vesting Period), January 1, 2023 and December 31, 2024 (Second Vesting Period), January 1, 2025 and December 2026 (Third Vesting Period). On April 11, 2022 the Board of Directors approved an amendment to the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027", to allow the entry in 2022 of new beneficiaries, previously involved in the compensation plan called "Long Term Incentive 2020-2023". Through such amendment, (i) the total duration of the "Restricted Stock Grant Plan Stevanato Group S.p.A. 2021-2027" has been limited to the First Vesting Period only and (ii) the beneficiaries were divided into two categories: the initial beneficiaries and the new beneficiaries for which specific rules apply.

At the beginning of the vesting period, a certain number of Stevanato Group ordinary shares – linked with the achievement of specific targets in terms of consolidated revenue and EBITDA within the end of the Vesting Period – was assigned free of charge to the initial beneficiaries. For the EBITDA definition, please refer to section “Key Indicators of Performance and Financial Condition” of Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations below. The assigned shares will be registered to a Trustee company and will be subject to the prohibition to sell and to the selling commitment in accordance to a one-year lock-up period.

The transfer of ownership of the shares will be finalized after each initial beneficiary signs an agreement which binds the beneficiaries to re-sell to Stevanato Group, fully or partially, the Shares assigned to them in case the targets provided for the vesting period in relation to which the shares were assigned should not be totally or partially achieved. A similar obligation is provided if, within the end of the vesting period, the employment relationship terminates.

In the event of over-performances related to the Key Indicators of Performance, initial beneficiaries will be granted, free of charge, an additional number of Stevanato Group shares related to the vesting period in which the targets were exceeded and the additional shares assigned will be subject to the time-limited prohibition to sell.

On June 3, 2021 a total of 236,988 ordinary shares, which were previously held in treasury, were assigned to the initial beneficiaries of the plan.

On May 12, 2022, Stevanato Group sent, to the new beneficiaries of shares, a letter granting them the right to obtain the transfer free of charge of the property of a certain number of shares in case the targets in terms of consolidated revenue and EBITDA provided for the vesting period in relation to which the shares were assigned are achieved. New beneficiaries are individuals who play a strategic role in the Group, including its economic and strategic development, and the above right to transfer shares (subject to certain conditions) aligns their interests to those of the shareholders and other stakeholders of the Company, during the period between January 1, 2021 and December 31, 2026. The effectiveness of the rights attributed to each of the new beneficiaries of shares is conditional upon the verification by the Stevanato Group's administrative body of the degree of achievement of the performance target provided in relation to the first vesting period after the end of the first vesting period. On the basis of this assessment the number of shares indicated in the letter of attribution of rights can be reduced based on the degree of target achievement.

28.
Provisions

The balances as of June 30, 2022, are detailed below:

	Provision for Warranty	Decommissioning	Provision for legal and sundry risks	Provision for agents and directors severance indemnity	Total
	(EUR thousand)
At January 1, 2022	1,061	591	572	1,275	3,499
Arising during the period	235	13	794	114	1,156
Utilized	—	—	(8)	—	(8)
Unused amounts reversed	—	—	—	—	—
Exchange rate difference	—	54	89	—	143
At June 30, 2022	1,296	658	1,447	1,389	4,790

Current	—	—	—	—	—
Non-current	1,296	658	1,447	1,389	4,790

The warranty provision represents the best estimate of commitments given by the Group for contractual, legal, or constructive obligations arising from product warranties given for a specified period of time. Such provisions are recognized on shipment of the goods to the customers. The warranty provision is estimated on the basis of the Group’s past experience and contractual terms. Related costs are recognized within cost of sales.

As of June 30, 2022, the Group's provision for sundry risk in connection with taxation related to personnel severance amounted to EUR 731 thousand.

The provision for legal proceedings and sundry risks represents management’s best estimate of the expenditures expected to be required to settle on otherwise resolve legal proceeding and disputes.

29.
Other non-current liabilities

Other non-current liabilities as of June 30, 2022, and December 31, 2021, amounted to EUR 1,825 thousand respectively EUR 1,808 thousand and were mainly related to holiday pay for Danish companies’ employees following the transition to the new Danish Holiday Act started in 2019.

30.
Trade payables and other current liabilities

Trade payables amounted to EUR 172,475 thousand at June 30, 2022, (EUR 164,787 thousand at December 31, 2021) and other current liabilities amounted to EUR 83,343 thousand at June 30, 2022, (EUR 65,813 thousand at December 31, 2021), both are entirely due within one year. The carrying amount of trade payables is considered to be equivalent to their fair value.

31.
Contract liabilities and advances from customers

Contract liabilities and advances from customers are as follows:

	At June 30,	At December 31,
	2022	2021
	(EUR thousand)
Contract Liabilities	22,957	18,771
Advances from customers	28,119	23,616
Total contract liabilities and advances from customers	51,076	42,387

Current	51,076	42,387
Non-current	—	—

Contract liabilities relate to revenue earned from ongoing customer-specific construction contracts in the Engineering Segment and in the In-vitro diagnostic business, which is part of the Biopharmaceutical and Diagnostic Solutions Segment. The Group has contract net liabilities of EUR 22,957 thousand and EUR 18,771 thousand as of June 30, 2022, and as of December 31, 2021, respectively. Contract liabilities gross amounts to EUR 40,462 thousand (EUR 27,504 thousand as of December 31, 2021), net of invoices issued of EUR 63,419 thousand (EUR 46,275 thousand as of December 31, 2021).

Advances from customers relate to sales whose revenues are recognized at a point in time.

32.
Related party disclosures

According to IAS 24, the related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries, companies belonging to the Stevanato Group S.p.A., the controlling company Stevanato Holding S.r.l., unconsolidated subsidiaries of the Group and associates. In addition, members of Stevanato Group’s Board of Directors and executives with strategic responsibilities and their families are also considered related parties. The Group carries out transactions with related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved.

Note 4 provides information about the Group’s structure, including details of the subsidiaries and the holding company. Transaction with related parties refer to:

•
service fees and rentals paid to Winckler & Co Ltd, the company whose owner holds minority interests in the subsidiary Ompi of Japan Co Ltd;

•
rentals paid to SFEM Italia S.r.l., controlled by the Stevanato family;

•
the purchase of products and rentals paid to Società Agricola Stella S.r.l., fully controlled by SFEM Italia S.r.l. until November 12, 2021 and then 51% controlled by Stevanato Holding S.r.l. and 49% controlled by SFEM Italia S.r.l.;

•
for the six months ended June 30, 2021, consulting services provided by MJB Consultants LLC and Progenitor Capital Partners LLC, whose beneficial owners are Board members in Stevanato Group S.p.A.;

•
for the six months ended June 30, 2021, revenues for drug containment systems from the affiliate Swissfillon AG (derecognized on October 22, 2021);

•
consulting services provided by Studio Legale Spinazzi Azzarita Troi, whose beneficial owner is a Board member in Stevanato Group S.p.A.;

•
industrial rentals paid to E & FKH Ejendomme ApS, whose beneficial owners are family members of a Board member in the subsidiary SVM Automatik A/S;

•
rentals paid to members of the Stevanato family;

•
in 2018 and 2019 SE Holdings Co Ltd, the minority shareholder of the subsidiary Ompi of Japan Co Ltd, disbursed loans amounting respectively to JPY 73.5 million and JPY 49.0 million;

•
donations to the Stevanato Foundation, owned by the Stevanato family. The foundation exclusively pursues the aims of social solidarity, philanthropy and charity, operating in the fields of social and socio-medical assistance, education and training as well as cultural and educational activities and scientific research. The Foundation intervenes in support of children and young people in situations of serious difficulty due to their illnesses, the distress of their families or other situations that may affect their health or growth;

•
during the fiscal year ended December 31, 2021, Stevanato Group made loans aggregating approximately EUR 444 thousand to two senior executives in order for them to pay taxes arising from shares granted to them under our restricted stock grant plan. At the time the loans were made, management believed that these loans were permissible and did not violate Section 13(k) of the Exchange Act. Upon being advised that such loans were impermissible the two executives repaid such loans in full, after the end of the first quarter of 2022. As a result of this inadvertent violation, the Board adopted a policy regarding loans or advances to any Executive Officer or Director of the Company. The policy provides that “The Company shall not directly or indirectly, including through any subsidiary, extend or maintain credit to, or arrange for the extension of credit, or renew an extension of credit, in the form of a personal loan to or for any Director or Executive Officer (or equivalent thereof) of the Company or any subsidiary of the Company.”;

•
consulting services provided by C.T.S. Studio AS, whose beneficial owner is a Board member in the sub-holding Stevanato Group International AS;

•
revenues from the sale of drug containment systems to Incog BioPharma Services, Inc, a U.S. based biopharma services company, in which by SFEM Italia S.r.l. holds a controlling stake.

Transactions with related parties also include compensation to directors and managers with strategic responsibilities.

The amounts of transactions with related parties recognized in the Interim Consolidated Income Statement and the related assets and liabilities are as follows:

	For the three months ended June 30,						For the six months ended June 30,
	2022			2021			2022			2021
	Revenues	Costs*	Net financial expenses	Revenues	Costs*	Net financial expenses	Revenues	Costs*	Net financial expenses	Revenues	Costs*	Net financial expenses
	(EUR thousand)			(EUR thousand)			(EUR thousand)			(EUR thousand)
Associated companies
Swissfillon AG	—	—	—	372	—	(10)	—	—	—	372	—	(10)
Other related parties	58	3,309	(0)	—	(3,984)	(6)	58	5,736	(0)	—	(4,687)	(17)
Total transactions with related parties	58	3,309	(0)	372	(3,984)	(16)	58	5,736	(0)	372	(4,687)	(27)
* Costs include cost of sale, selling, general administrative costs and other expenses net.

	As at June 30,				As at December 31,
	2022				2021
	Trade receivables	Trade payables	Other assets or liabilities	Financial assets or liabilities	Trade receivables	Trade payables	Other assets or liabilities	Financial assets or liabilities
	(EUR thousand)				(EUR thousand)
Parent Company:
Stevanato Holding	—	—	11,760	—	—	—	—	—
Other related parties	—	146	—	(865)	393	238	—	(493)
Total transactions with related parties	—	146	11,760	(865)	393	238	—	(493)

33.
COVID-19 Pandemic

Stevanato Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures seeking to contain the spread of the virus. These measures impacted and are expected to continue to impact the Group business and operations in several ways.

The Group believes that it is likely that the unfavorable impacts from COVID-19 on production and operational capabilities will be short term and abate as countries around the world continue their response to the pandemic. The unfavorable impacts included: (i) a temporary decrease in the sales of certain non-COVID-19 products as a result of traditional healthcare procedures being postponed and the diversion of our production capacity to support the rollout of the COVID 19 vaccine worldwide (ii) labor absenteeism; (iii) disruptions to production lines; (iv) delays in, and increased costs of, logistics and (v), for the year ended December 31, 2021, increased SG&A costs related to employee bonuses to recognize and reward general efforts to ensure business continuity during the pandemic.

However, COVID-19 also provided an uplift to the Group's business with an acceleration of revenue from the sale of syringes and vials for vaccination programs globally. Stevanato Group has been supplying: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. Currently, the Group expects revenue for syringes, vials and related products and services that were specifically related to COVID-19, to decrease from the elevated levels the Group experienced in fiscal year 2021 going forward. The Group still expects to benefit from sales related to COVID-19 products and services, but to a lesser extent, as governments worldwide continue to support and promote COVID-19 vaccine programs. At the present time, the Group is working with certain customers who are contemplating a shift from multi-dose formats to single dose formats for the administration of COVID-19 vaccines. Longer-term, there remains uncertainty around the magnitude of the impact of COVID-19 and the demand for our solutions in connection thereto. Many scientists predict that COVID-19 will eventually transition to an endemic state. While timing of this transition is difficult to predict, experts believe that the transition may likely occur over the next twelve to twenty-four months. This may result in a continued need for the Group's products and services that support COVID-19 and would be integrated into the standard vaccine business in the coming years.

34.
Impact of war in Ukraine

On February 24, 2022, Russia launched a military invasion of Ukraine. As of today, active conflict is underway in and impacting several major Ukrainian cities.

The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. Such sanctions, together with any additional measure that may be adopted in connection with this situation, may, in various ways, constrain Russia and Ukraine related transactions.

Such military actions against Ukraine, as well as the measures adopted, or that may be adopted, by other countries in response to these events, including new and stricter sanctions by the European Union, the U.S., the United Kingdom and other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus (or other countries that were to become involved), could have a material adverse effect on Group operations. Stevanato Group is monitoring the conflict, but cannot predict whether this situation, which is unfolding in real-time, may escalate and result in broader economic and security conditions or in material implications for its business.

Primarily as a result of the Russian-Ukrainian conflict, gas prices have risen dramatically and affected Group margins, but Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date. The Group’s operations in Italy have the highest gas consumption across its European operations.

According to widely published press reports, the Italian government has taken steps to shore up its natural gas supplies and lower its dependence on Russian supplies. Italy has signed agreements with several other countries to diversify the country’s natural gas sources and Algeria is now the largest supplier of natural gas to Italy. As of mid-July 2022, gas storage levels in Italy were estimated to be at approximately 65% supply. This gives the group reasonable assurance regarding reliability of future supply. In addition, the Group believes it would be eligible for priority status since its business operations are devoted to the delivery of mission-critical pharmaceutical products.

However, the current conflict and the imposition of financial and economic sanctions following the invasion may negatively impact the Group's ability to source gas at commercially reasonable terms, or at all.

35.
Events after the reporting period

The Group has evaluated subsequent events through August 2, 2022, which is the date the Interim Condensed Consolidated Financial Statements were authorized for issuance and concluded that there is nothing to report.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statement.

For additional information, refer to the risk factors discussed under “Item 1A. Risk Factors” below and in our other filings with the U.S. Securities and Exchange Commission. You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different and worse from what we expect.

Overview

We are a leading global provider of drug containment, drug delivery and diagnostic solutions to the pharmaceutical, biotechnology and life sciences industries. We deliver an integrated, end-to-end portfolio of products, processes and services that address customer needs across the entire drug life cycle at each of the development, clinical and commercial stages. Our core capabilities in scientific research and development, our commitment to technical innovation and our engineering excellence are central to our ability to offer value added solutions to our clients.

We have secured a leadership position within the drug development and delivery value chain through our investment in research and development and the expansion of our global footprint and capabilities. Over our 70-year history, we have earned a leading reputation for high quality and reliability that has enabled us to become a partner of choice for more than 700 companies globally, including 41 of the top 50 pharmaceutical companies (which comprise all of the top 15) and eight of the top ten in-vitro diagnostic companies, as measured by 2020 revenue, according to data collected by Global Data. We also serve 15 of the top 20 biotechnology companies by market capitalization in the NASDAQ Biotechnology Index and over 100 biotechnology customers in total.

Our priority is to provide flexible solutions that preserve the integrity of pharmaceutical products and enable our customers to deliver safe and effective treatments to patients while reducing time to market, total cost of ownership (i.e., logistics, drug product waste, storage and personnel costs) and supply chain risk. We achieve this by developing our products in close collaboration with our customers, leveraging our scientific research capabilities, technical expertise and engineering and manufacturing excellence to meet their quality requirements. For example, under our agreement with Owen Mumford, we are harnessing the full breadth of services to deliver the Aidaptus auto injector.

Our solutions are highly integrated with the development, production and commercialization processes of our customers. In addition to manufacturing drug containment and delivery solutions, we provide a full set of services across all stages of drug development, from pre-clinical to clinical and commercialization. We also engineer machinery and equipment for the production of drug containment and delivery systems that can be integrated into both our customers’ and our own manufacturing processes. Our involvement at each stage of a drug’s life cycle, together with the breadth of our offering, enables us to serve as a one-stop-shop for our customers, which we believe represents a significant competitive advantage.

We operate across the healthcare industry and serve some of its fastest growing segments, including biologics, biosimilars, vaccines and molecular diagnostics. As a result of how closely integrated we are in the drug production and delivery supply chain, we are well-positioned to benefit from multi-year, secular trends within our target industries, such as increases in demand resulting from pharmaceutical innovation, acceleration and expansion of vaccination programs, growth in biologics/biosimilars, self-administration of medicines, aging demographics, increasing quality standards and regulation and a shift towards outsourcing non-core functions by our customers.

We estimate that our total addressable market, based on our current offering, exceeded $13 billion in terms of revenue generated by all market participants in 2021, and consists of biopharmaceutical injectables and in-vitro diagnostic products. Within each of these markets, we operate in some of the fastest growing segments, including pre-fillable syringes, drug delivery systems, molecular diagnostics and assembly equipment. We believe there are opportunities to further expand our addressable markets, including by targeting (i) complementary containment solutions, (ii) additional delivery systems, (iii) complementary engineering solutions, and (iv) after sales support and services.

We operate our business in two segments:

•
Biopharmaceutical and Diagnostic Solutions, which includes the products, processes and services developed and provided in connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables; and
•
Engineering, which includes the equipment and technologies developed and provided to support the end-to-end pharmaceutical, biotechnology and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting).

In the six months ended June 30, 2022, and 2021, we generated 81% and 85% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 15% from our Engineering segment, respectively.

We refer to our premium products in the Biopharmaceutical and Diagnostic Solutions segment as our “high-value” solutions. High-value solutions are wholly owned, internally developed products, processes and services for which we hold intellectual property rights or have strong proprietary know-how, and that are characterized by particular complexity and high performance. Our high-value solutions deliver significant benefits to customers including higher quality, reduced time-to-market and reduced total cost of ownership. Today, only about 5% of the vial market and less than 5% of the cartridge market has transitioned to a ready-to-use format but we are currently witnessing a real desire by customers to transition to ready-to-use formats to gain efficiencies. Among our key high-value solutions is our EZ-Fill® line of ready-to-fill injectable products, which can be customized to meet clients’ needs. For additional information on EZ-Fill® see “Business—Business Segments—Biopharmaceutical and Diagnostic Solutions— Drug Containment Systems (DCS)” of our Annual Report on Form 20-F/A for the year ended December 31, 2021.

We have nine production plants for manufacturing and assembling pharmaceutical and healthcare products across Europe (Italy, Germany and Slovakia) and the rest of the world (Brazil, China, Mexico and the United States), five plants for the production of machinery and equipment (Italy and Denmark), two sites for analytical services (Italy and the United States) and two commercial offices (Japan and the United States). Our manufacturing facilities in Mexico (serving the U.S. market), China and Brazil are greenfield operations established by us. Our manufacturing facilities in Slovakia, Denmark, Germany and the United States were acquired in strategic transactions over the past 15 years. Our global footprint, together with our proprietary, highly standardized manufacturing systems and processes, allow us to provide quality consistent products and services to our customers in more than 70 countries.

The Group is expanding its global industrial footprint with the establishment of two new regional hubs in Fishers, Indiana, United States and Zhangjiagang, China, primarily to add capacity in its premium EZ-Fill® products to diversify its product supply and improve proximity to customers.

Highlights

Consolidated Income Statement Data

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021	%	2022	2021	%
Net Revenues	234.2	204.0	14.8%	446.3	396.8	12.5%
Gross Profit	74.6	63.7	17.1%	142.0	129.1	10.0%
Operating Profit	43.9	47.6	(7.8)%	81.8	90.5	(9.6)%
Profit Before Tax	41.5	47.9	(13.4)%	77.8	89.6	(13.2)%
Net Profit attributable to:
Equity holders of the parent	30.5	34.5	(11.6)%	58.3	71.0	(17.9)%
Non-controlling interest	0.1	—	—	0.1	—	—
Basic earnings per common share (in €)	0.12	0.14	(14.3)%	0.22	0.29	(24.1)%
Diluted earnings per common share (in €)	0.12	0.14	(14.3)%	0.22	0.29	(24.1)%

Consolidated Statement of Financial Position Data

	(Amounts in € millions, except as indicated otherwise)
	At June 30,	At December 31,	Change
	2022	2021	€
Assets
Total current assets	867.6	866.0	1.6
Total non-current assets	670.8	552.9	117.9
Total assets	1,538.4	1,418.9	119.5

Liabilities and equity
Total current liabilities	411.4	338.6	72.8
Total non-current liabilities	212.3	238.6	(26.3)
Total liabilities	623.7	577.2	46.5
Equity	914.7	841.7	73.0
Total liabilities and equity	1,538.4	1,418.9	119.5

COVID-19 pandemic update

The Group has been in the vaccine business for decades, serving as a partner for the distribution of a variety of vaccines worldwide. In 2020, the global COVID-19 pandemic caused both governments and private organizations to implement numerous measures seeking to contain the spread of the virus. These measures impacted and are expected to continue to impact the Group business and operations in several ways.

The Group believes that it is likely that the unfavorable impacts from COVID-19 on production and operational capabilities will be short term and abate as countries around the world continue their response to the pandemic. The unfavorable impacts included: (i) a temporary decrease in the sales of certain non-COVID-19 products as a result of traditional healthcare procedures being postponed and the diversion of our production capacity to support the rollout of the COVID 19 vaccine worldwide (ii) labor absenteeism; (iii) disruptions to production lines; (iv) delays in, and increased costs of, logistics and (v), for the year ended December 31, 2021, increased SG&A costs related to employee bonuses to recognize and reward general efforts to ensure business continuity during the pandemic.

However, COVID-19 also provided an uplift to the Group's business with an acceleration of revenue from the sale of syringes and vials for vaccination programs globally. The Group has been supplying: (i) glass vials and syringes to approximately 90% of currently marketed vaccine programs, according to our estimates based on public information (WHO, EMA, FDA); and (ii) plastic diagnostic consumables for the detection and diagnosis of COVID-19. Currently the Group expects that revenue for syringes, vials and related products and services that were specifically related to COVID-19 to decrease from the elevated levels the Group experienced in fiscal year 2021. The Group still expects to benefit from sales related to COVID-19 products and services, but to a lesser extent, as governments worldwide continue to support and promote COVID-19 vaccine programs. At the present time, the Group is working with certain customers who are contemplating a shift from multi-dose formats to single dose formats for the administration of COVID-19 vaccines. Longer-term, there remains uncertainty around the magnitude of the impact of COVID-19 and the demand for our solutions in connection thereto. Many scientists predict that COVID-19 will eventually transition to an endemic state. While timing of this transition is difficult to predict, experts believe that the transition may likely occur over the next twelve to twenty-four months. This may result in a continued need for the Group's products and services that support COVID-19 and would be integrated into the standard vaccine business in the coming years.

2022 First Half Challenges

In the first half of 2022, we confronted a number of challenges linked, in part, to the COVID-19 pandemic and, in part, to the conflict between Russia and Ukraine.

The military actions undertaken by Russian military forces against Ukraine resulted in the imposition of financial and economic sanctions by the European Union, the U.S., the United Kingdom and certain other countries and organizations against officials, individuals, regions, and industries in Russia and Belarus. As a result, primarily of the Russian-Ukrainian conflict, gas prices have risen dramatically and affected Group margins. However, Stevanato Group has not faced any difficulties in accessing natural gas for its operations to date.

The increased demand for electrical components, coupled with COVID-19 lockdowns in China, has impacted global supply chains, which were already under strain. While this has caused a temporary disruption in the supply of the manufacturing parts that we use, our ability to source from multiple suppliers, order materials in advance, and keep excess raw materials and inventory on hand, limited the impact on our business of these supply chain challenges.

As a consequence of the above, during the first half quarters of 2022, there has been a trend of increasing inflation, the effects of which we may be able to offset (in whole or in part) by adjusting our prices.

Key Indicators of Performance and Financial Condition

Non-GAAP Financial Measures

We monitor and evaluate our operating and financial performance using several non-GAAP financial measures, including: Constant Currency Revenue, EBITDA, Adjusted EBITDA, Adjusted EBITDA Margin, Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit, Adjusted Diluted EPS, CAPEX, Free Cash Flow, Net Cash/(Debt) and Capital Employed. We believe that these non-GAAP financial measures provide useful and relevant information regarding our performance and improve our ability to assess our financial condition. While similar measures are widely used in the industry in which we operate, the financial measures we use may not be comparable to other similarly titled measures used by other companies, nor are they intended to be substitutes for measures of financial performance or financial position as prepared in accordance with IFRS.

Constant Currency Revenue

Constant Currency Revenue is defined as revenue excluding the impact of fluctuations in currency exchange rates. Constant Currency Revenue is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with the prior periods and that of our competitors. We believe providing constant currency information provides valuable supplemental information regarding our results of operations. We calculate constant currency amounts by converting our current period local currency revenue using the prior period foreign currency average exchange rates and comparing these adjusted amounts to our prior period reported results. This calculation may differ from similarly titled measures used by others and, accordingly, the constant currency presentation is not meant to substitute recorded amounts presented in conformity with IFRS as issued by the IASB, nor should such amounts be considered in isolation. The following tables set forth the calculation of Constant Currency Revenue for the three and the six months ended June 30, 2022 and provide a reconciliation to the most comparable IFRS measure, Revenue.

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the three months ended June 30, 2022	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	70.1	118.5	188.6	45.6	234.2
Effect of changes in currency translation rates	(3.2)	(5.5)	(8.7)	(0.0)	(8.7)
Constant Currency Revenue	66.9	113.0	179.9	45.6	225.6

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
For the six months ended June 30, 2022	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Reported Revenue	131.6	229.4	361.0	85.3	446.3
Effect of changes in currency translation rates	(4.0)	(7.7)	(11.7)	(0.0)	(11.7)
Constant Currency Revenue	127.6	221.7	349.3	85.3	434.6

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the three months ended June 30, 2022	66.9	113.0	179.9	45.7	225.6
Reported Revenue for the three months ended June 30, 2021	48.1	126.8	174.9	29.1	204.0
Change in revenue at constant currency	18.9	(13.8)	5.0	16.6	21.6
% Change in revenue at constant currency	39.3%	(10.9)%	2.9%	57.0%	10.6%

	(Amounts in € millions, except as indicated otherwise)
	Biopharmaceutical and Diagnostic Solutions			Engineering	Consolidated
Change in revenues at constant currency	High-Value Solutions	Other containment and delivery solutions	Total Biopharmaceutical and Diagnostic Solutions	Total Engineering	Total Consolidated
Constant Currency Revenue for the six months ended June 30, 2022	127.6	221.7	349.3	85.3	434.6
Reported Revenue for the six months ended June 30, 2021	93.0	242.4	335.4	61.4	396.8
Change in revenue at constant currency	34.6	(20.7)	13.9	23.9	37.8
% Change in revenue at constant currency	37.2%	(8.5)%	4.1%	38.9%	9.5%

EBITDA, Adjusted EBITDA and Adjusted EBITDA Margin

EBITDA is defined as net profit before income tax expenses, net financial expenses, including share of profit of associates, amortization and depreciation. Adjusted EBITDA is defined as EBITDA as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities of the Company. EBITDA is presented to aid management in their analysis of the performance of the Group and to assist in the comparison of our performance with that of our competitors. Adjusted EBITDA is provided in order to present how the underlying business has performed excluding the impact of certain non-recurring items, which may alter the underlying performance and impair comparability of results between periods.

The following table sets forth the calculation of EBITDA and Adjusted EBITDA for the three and the six months ended June 30, 2022, and 2021, and provides a reconciliation of these non-GAAP measures to the most comparable IFRS measure, Net Profit. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA for a period by total revenue for the same period.

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021	%	2022	2021	%
Net Profit	30.6	34.5	(11.3)%	58.4	71.0	(17.7)%
Income Taxes	10.9	13.4	(18.7)%	19.4	18.6	4.3%
Finance Income	(7.5)	(2.3)	226.1%	(10.5)	(4.3)	144.2%
Finance Expenses	9.9	2.4	312.5%	14.5	5.7	154.4%
Share of profit of an associate	—	(0.4)	(100.0)%	—	(0.4)	(100.0)%
Operating Profit	43.9	47.6	(7.8)%	81.8	90.5	(9.6)%
Depreciation and Amortization	15.9	13.4	18.7%	31.1	26.4	17.8%
EBITDA	59.8	61.0	(2.0)%	112.9	116.9	(3.4)%
Non-recurring items	2.0	(8.6)	(123.7)%	2.9	(8.9)	(133.0)%
Adjusted EBITDA	61.8	52.4	18.1%	115.8	108.0	7.4%
Adjusted EBITDA Margin	26.4%	25.7%	2.8%	26.0%	27.2%	(4.6)%

Adjusted Operating Profit, Adjusted Operating Profit Margin, Adjusted Net Profit and Adjusted Diluted EPS

Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS represent respectively Operating Profit, Net Profit and Diluted EPS as adjusted for certain income and costs expected to occur infrequently, and that management considers not reflective of ongoing operational activities. Adjusted Operating Profit, Adjusted Net Profit and Adjusted Diluted EPS are provided in order to present how the underlying business has performed excluding the impact of the adjusting items, which may alter the underlying performance and impair comparability of results between the periods.

The following tables set forth the calculation of Adjusted Operating Profit for the three and the six months ended June 30, 2022, and 2021. Adjusted Operating Profit margin is calculated by dividing Adjusted Operating Profit for a period by total revenue for the same period.

For further information on non-recurring items see “Cost of Sales”, “General and Administrative Expenses”, and “Income Taxes” below.

	(Amounts in € millions, except as indicated otherwise)
For the three months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	59.8	43.9	10.9	30.6	0.12
Adjusting items:
Start-up costs new plants (1)	2.0	2.0	0.7	1.3	0.00
Adjusted	61.8	45.9	11.6	31.9	0.12
Adjusted Margin	26.4%	19.6%	—	—	—

	(Amounts in € millions, except as indicated otherwise)
For the three months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	61.0	47.6	13.4	34.5	0.14
Adjusting items:
Restructuring and related charges (2)	0.7	0.7	0.2	0.5	0.00
Incentive Plans Settlement (3)	(7.8)	(7.8)	(4.0)	(3.8)	(0.02)
IPO costs reversed (booked as at March 31, 2021) (4)	(1.5)	(1.5)	(0.4)	(1.1)	(0.00)
Adjusted	52.4	39.0	9.2	30.1	0.12
Adjusted Margin	25.7%	19.1%	—	—	—

	(Amounts in € millions, except as indicated otherwise)
For the six months ended June 30, 2022	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	112.9	81.8	19.4	58.4	0.22
Adjusting items:
Start-up costs new plants (1)	2.9	2.9	0.8	2.1	0.01
Adjusted	115.8	84.7	20.2	60.5	0.23
Adjusted Margin	26.0%	19.0%	—	—	—

	(Amounts in € millions, except as indicated otherwise)
For the six months ended June 30, 2021	EBITDA	Operating Profit	Income Taxes	Net Profit	Diluted EPS
Reported	116.9	90.5	18.6	71.0	0.29
Adjusting items:
Restructuring and related charges (2)	1.0	1.0	0.3	0.7	0.00
Incentive Plans Settlement (3)	(9.9)	(9.9)	(4.8)	(5.1)	(0.02)
Patent Box (5)	—	—	5.5	(5.5)	(0.02)
Adjusted	108.0	81.6	19.6	61.1	0.25
Adjusted Margin	27.2%	20.6%	—	—	—

(1)
During the three months and six months ended June 30, 2022, the Group recorded €2.0 million and €2.9 million, respectively, of start-up costs for the new plants in Fishers, Indiana, United States, in Zhangjiagang, China, and in Latina, Italy.
(2)
During the three months and six months ended June 30, 2021, the Group recorded €0.7 million and €1.0 million, respectively, in restructuring and related charges for the consolidation of Balda plants in the U.S.
(3)
During the three months and six months ended June 30, 2021, the Group recorded €7.8 and €9.9 million, respectively, of general and administrative expenses, as accrual reversal related to the early termination of incentive plans concerning a limited number of key managers.
(4)
During the three months ended June 30, 2021, the Group recorded €1.5 million consultancy costs relating to our IPO project.
(5)
During the six months ended June 30, 2021, the Group reached an agreement with the Italian Tax agency regarding the so-called “Patent box regime”, resulting in a retroactive tax saving for the financial years 2016-2020 amounting to €5.5 million based on our initial estimates.

CAPEX

Capital Expenditure, or CAPEX, is the sum of investment amounts in tangible fixed assets and intangible assets during the period (excluding right-of-use assets recognized during the period in accordance with IFRS 16 Leases). These investment activities consist of acquisitions of property, plant and equipment and intangible assets.

The following table sets forth the CAPEX for the three and the six months ended June 30, 2022, and 2021:

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021		€2022	2021	€
Addition to Property, plant and equipment	74.3	24.9	49.4	126.2	43.3	82.9
Addition to Intangible Assets	3.2	1.4	1.8	5.1	2.1	3.0
CAPEX	77.5	26.3	51.2	131.3	45.4	85.9

See Note 17 “Intangible Assets” and Note 18 “Property, plant and equipment” to the Interim Condensed Consolidated Financial Statements for additional details.

For further information on Capital Expenditure on a paid-out cash basis see “Liquidity and Capital Resources Capital Expenditure” below.

Free Cash Flow

Free Cash Flow is defined as cash flows from operating activities excluding interests paid and received, less investments in property, plant and equipment and intangible assets on a cash basis.

The following table sets forth the calculation of Free Cash Flow for the three and the six months ended June 30, 2022, and 2021:

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021		€2022	2021	€
Cash flow from operating activities	42.2	54.1	(11.9)	47.4	60.0	(12.6)
Interest paid	1.0	1.2	(0.2)	1.8	2.3	(0.5)
Interest received	(0.2)	(0.1)	(0.1)	(0.4)	(0.3)	(0.1)
Purchase of property, plant and equipment	(74.0)	(22.4)	(51.6)	(126.7)	(44.1)	(82.6)
Proceeds from sale of property plant and equipment	0.5	—	0.5	0.5	—	0.5
Purchase of intangible assets	(3.2)	(1.4)	(1.8)	(5.1)	(2.1)	(3.0)
Free Cash Flow	(33.7)	31.4	(65.1)	(82.5)	15.8	(98.3)

For further information on cash flow see “Liquidity and Capital Resources Operating and Investing Activities” below.

Net Cash/ (Debt)

The following table sets forth the calculation of Net Cash/ (Debt), which is a metric used by the management to analyze the financial stability of our business. Net Cash/ (Debt) is calculated by adding up current and non-current financial liabilities and subtracting the current financial assets, non-current financial receivables and cash and cash equivalent.

	(Amounts in € millions, except as indicated otherwise)
	At June 30,	At December 31,
	2022	2021
Non-current financial liabilities	(175.4)	(202.3)
Current financial liabilities	(60.9)	(46.2)
Other current financial assets	30.9	27.2
Cash and cash equivalents	314.9	411.0
Net Cash	109.4	189.8

Capital Employed

The following table sets forth the reclassified consolidated statements of financial position which is presented to aid management in their analysis of the Capital Employed to generate profits. Capital Employed is determined as the sum of non-current assets, net working capital, which is the difference between current assets and current liabilities, net of non-current liabilities.

	(Amounts in € millions, except as indicated otherwise)
	At June 30,	At December 31,
	2022	2021
- Goodwill and Other intangible assets	80.7	79.2
- Right of Use assets	21.7	22.7
- Property, plant and equipment	506.0	392.7
- Financial assets - investments FVTPL	0.9	1.1
- Other non-current financial assets	0.9	1.3
- Deferred tax assets	60.6	55.9
Non-current assets	670.8	552.9

- Inventories	192.5	148.9
- Contract assets	86.8	62.1
- Trade receivables	185.6	165.3
- Trade payables	(172.5)	(164.8)
- Advances from customers	(28.1)	(23.6)
- Contract liabilities	(23.0)	(18.8)
Trade working capital	241.3	169.1

- Tax receivables and Other receivables	56.9	51.4
- Tax payables and Other liabilities	(126.9)	(85.3)
Net working capital	171.3	135.3

- Deferred tax liabilities	(21.2)	(19.1)
- Employees benefits	(9.0)	(11.9)
- Provisions	(4.8)	(3.5)
- Other non-current liabilities	(1.8)	(1.8)
Total non-current liabilities and provisions	(36.8)	(36.3)

Capital Employed	805.3	651.9

Net Cash	109.4	189.8

Equity	(914.7)	(841.7)

Total Equity and Net Cash	(805.3)	(651.9)

Backlog

Our backlog represents, as of a point in time, estimated future revenue for work not yet completed under (i) specific purchase orders, with regards to our Biopharmaceutical and Diagnostic Solutions segment; and (ii) certain one-off agreements, with regards to our Engineering segment. We recognize direct revenue over the life of the contract based on our performance of services under the contract. Contracts may be terminated or delayed by our customers or regulatory authorities for reasons beyond our control. To the extent projects are delayed, the timing of our revenue could be affected. In the event a customer terminates a contract, we are generally entitled to be paid for services rendered through the termination date and for services provided in winding down the project. However, we are only rarely entitled to receive the full amount of direct revenue reflected in our backlog in the event of a contract termination. The duration of the projects in our backlog, and the related revenue recognition, ranges from several months to a couple of years. For orders that are placed inside a contractual firm period, we generally have a contractual right to payment in the event of cancellation. Fluctuations in our reported backlog levels also result from the timing and order pattern of our customers who often seek to manage their level of inventory on hand.

Because of customer ordering patterns, our backlog reported for certain periods may fluctuate and may not be indicative of future results. A number of factors may affect backlog and the direct revenue generated from our backlog, including: (a) the size, complexity and duration of projects; and (b) the cancellation or delay of projects.

Our backlog as of June 30, 2022, was approximately €1,010.1 million, compared to a total backlog of approximately €880.0 million as of December 31, 2021, and of approximately €739.0 million as of June 30, 2021.

In the three months ended June 30, 2022, we had new order intake of approximately €252.0 million compared to an order intake of approximately €277.8 million for the six months ended June 30, 2021. During the six months ended June 30, 2022, we had a new order intake of approximately €576.3 million compared to an order intake of approximately €529.0 million for the six months ended June 30, 2021.The Group anticipates that there may be fluctuations quarter to quarter in order intake and backlog.

Although an increase in backlog will generally result in an increase in future direct revenue to be recognized over time (depending on future contract modifications, contract cancellations and other adjustments), an increase in backlog at a particular point in time does not necessarily correspond to an increase in direct revenues during a particular period. The timing and extent to which backlog will result in direct revenue depends on many factors, including the timing of commencement of work, the rate at which we perform services, scope changes, cancellations, delays, receipt of regulatory approvals and the nature, duration, size, complexity and phase of the studies. In addition, delayed projects remain in backlog until they are cancelled. As a result of these factors, our backlog is not necessarily a reliable indicator of future direct revenue, and we might not realize all or any part of the direct revenue from the authorizations in backlog as of any point in time.

Components of Our Results of Operations

The following discussion sets forth certain components of our statements of operations as well as factors that impact those items.

Results discussed in this section of the quarterly report are consolidated according to IFRS accounting principles and therefore do not include Company’s inter-segment items other than where we specifically note otherwise.

Revenue and Segment Reporting

Our revenue is divided into two main segments:

(i)
Biopharmaceutical and Diagnostic Solutions: which includes the products, processes and services developed and provided n connection with the containment and delivery of pharmaceutical and biotechnology drugs and reagents, as well as the production of diagnostic consumables. This segment is split into two sub-categories:
•
high-value solutions; and
•
other containment and delivery solutions.
(ii)
Engineering: which includes the equipment and technologies developed and provided to support the end-to-end biopharmaceutical and diagnostic manufacturing processes (machinery for assembly, visual inspection, packaging and serialization and glass converting). We believe operating in this segment differentiates us from our competitors, and enables us to provide integrated end-to-end solutions, reduce time to market and improve the quality of our products.

Revenue recognized in the three months ended June 30, 2022, and 2021, amounted to € 234.2 million and €204.0 million, respectively.

Revenue recognized in the six months ended June 30, 2022, and 2021, amounted to € 446.3 million and €396.8 million, respectively.

In the six months ended June 30, 2022, and 2021, we generated 81% and 85% of total sales from our Biopharmaceutical and Diagnostic Solutions segment, respectively, and 19% and 15% from our Engineering segment, respectively.

The following tables set forth the results of our business operations for the aforementioned segments, which include inter-segment items, and the reconciliation with the consolidated figures, for the three and the six months ended June 30, 2022, and 2021.

Revenue for each segment is divided into "External Customers", representing revenue from third parties sales, and "Inter-Segment", representing the revenue from the sales generated from the transactions with other segments, and is then reconciled with the Consolidated Revenue which does not include inter-segment items.

Gross Profit margin is calculated by dividing Gross Profit for a period by total revenue for the same period. Operating Profit margin is calculated by dividing Operating Profit for a period by total revenue for the same period. Gross Profit margin and Operating profit margin for both Biopharmaceutical and Diagnostic Solutions segment and Engineering segment include the effect of inter-segment transactions.

	For the three months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	188.6	45.6	—	234.2
Inter-Segment	0.3	27.7	(28.0)	—
Revenue	188.9	73.3	(28.0)	234.2

Gross Profit	63.6	16.3	(5.4)	74.6
Gross Profit Margin	33.7%	22.3%		31.8%

Operating Profit	44.6	11.4	(12.1)	43.8
Operating Profit Margin	23.6%	15.5%		18.7%

	For the three months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	174.8	29.1	—	204.0
Inter-Segment	0.3	13.9	(14.2)	—
Revenue	175.1	43.0	(14.2)	204.0

Gross Profit	57.5	7.7	(1.6)	63.6
Gross Profit Margin	32.9%	18.0%		31.2%

Operating Profit	39.5	3.4	4.7	47.5
Operating Profit Margin	22.6%	7.9%		23.3%

	For the six months ended June 30, 2022
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	361.0	85.3	—	446.3
Inter-Segment	0.6	51.2	(51.8)	—
Revenue	361.6	136.5	(51.8)	446.3

Gross Profit	120.4	29.8	(8.2)	142.0
Gross Profit Margin	33.3%	21.8%		31.8%

Operating Profit	80.3	20.1	(18.6)	81.8
Operating Profit Margin	22.2%	14.7%		18.3%

	For the six months ended June 30, 2021
	Biopharmaceutical and Diagnostic Solutions	Engineering	Adjustments, eliminations and unallocated items	Consolidated

External Customers	335.4	61.4	—	396.8
Inter-Segment	0.5	21.6	(22.1)	—
Revenue	335.9	83.0	(22.1)	396.8

Gross Profit	114.8	16.5	(2.2)	129.1
Gross Profit Margin	34.2%	19.9%		32.5%

Operating Profit	79.9	7.8	2.9	90.5
Operating Profit Margin	23.8%	9.4%		22.8%

Results of Operations

Three and six months ended June 30, 2022 versus three and six months ended June 30, 2021

The following table set forth our results of operations for the three months ended June 30, 2022, and 2021.

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,				Change	Change
	2022	% of revenue	2021	% of revenue	€	%
Revenue	234.2	100.0%	204.0	100.0%	30.2	14.8%
Costs of sales	159.7	68.2%	140.3	68.8%	19.4	13.8%
Gross Profit	74.6	31.8%	63.7	31.2%	10.9	17.1%
Other operating Income	7.1	3.1%	2.3	1.1%	4.8	208.7%
Selling and Marketing Expenses	7.0	3.0%	5.4	2.6%	1.6	29.6%
Research and Development Expenses	8.5	3.6%	6.9	3.4%	1.6	23.2%
General and Administrative Expenses	22.3	9.5%	6.0	2.9%	16.3	271.8%
Operating Profit	43.9	18.7%	47.6	23.4%	(3.7)	(7.8)%
Finance Income	7.5	3.2%	2.3	1.1%	5.2	226.1%
Finance Expense	9.9	4.2%	2.4	1.2%	7.5	312.5%
Share of Profit of an Associate	—	0.0%	0.4	0.2%	(0.4)	-100.0%
Profit Before Tax	41.5	17.7%	47.9	23.5%	(6.4)	(13.4)%
Income Taxes	10.9	4.7%	13.4	6.6%	(2.5)	-18.7%
Net Profit	30.6	13.1%	34.5	16.9%	(3.9)	(11.3)%

The following table set forth our results of operations for the six months ended June 30, 2022, and 2021.

	(Amounts in € millions, except as indicated otherwise)
	For the six months ended June 30,				Change	Change
	2022	% of revenue	2021	% of revenue	€	%
Revenue	446.3	100.0%	396.8	100.0%	49.5	12.5%
Costs of sales	304.3	68.2%	267.7	67.5%	36.6	13.7%
Gross Profit	142.0	31.8%	129.1	32.5%	12.9	10.0%
Other operating Income	8.7	1.9%	5.5	1.4%	3.2	58.2%
Selling and Marketing Expenses	11.9	2.7%	11.3	2.8%	0.6	5.3%
Research and Development Expenses	16.2	3.6%	12.7	3.2%	3.5	27.6%
General and Administrative Expenses	40.8	9.1%	20.0	5.0%	20.8	104.0%
Operating Profit	81.8	18.3%	90.5	22.8%	(8.7)	(9.6)%
Finance Income	10.5	2.4%	4.3	1.1%	6.2	144.2%
Finance Expense	14.5	3.2%	5.7	1.4%	8.8	154.4%
Share of Profit of an Associate	—	0.0%	0.4	0.1%	(0.4)	-100.0%
Profit Before Tax	77.8	17.4%	89.6	22.6%	(11.8)	(13.2)%
Income Taxes	19.4	4.3%	18.6	4.7%	0.8	4.3%
Net Profit	58.4	13.1%	71.0	17.9%	(12.6)	(17.7)%

Revenue

Revenue increased by €30.2 million, or 14.8%, to €234.2 million for the three months ended June 30, 2022, compared to €204.0 million for the three months ended June 30, 2021, driven by sales growth in both our Biopharmaceutical and Diagnostic Solutions segment and our Engineering segment and favorable currency translation. For the three months ended June 30, 2022, we estimate that COVID-19 related revenue represented approximately 9.4% of our total revenue compared to 14.8% for the three months ended June 30, 2021. Revenue growth on constant currency basis was 10.7% for the six months ended June 30, 2022.

Revenue increased by €49.5 million, or 12.5%, to €446.3 million for the six months ended June 30, 2022, compared to €396.8 million for the six months ended June 30, 2021, driven by sales growth in both our Biopharmaceutical and Diagnostic Solutions segment and our Engineering segment, and favorable currency translation. Revenue for the six months ended June 30, 2021 included a €5.5 million benefit in our Biopharmaceutical and Diagnostic Solutions segment related to a licensing agreement which benefitted margins, net profit and earnings in the first quarter of 2021. For the six months ended June 30, 2022, we estimate that COVID-19 related revenue represented approximately 9.9% of our total revenue compared to approximately 14.4% for the six months ended June 30, 2021.

Revenue growth on constant currency basis was 9.5% for the six months ended June 30, 2022.

Biopharmaceutical and Diagnostic Solutions

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €13.8 million, or 7.9% (approximately 3% on a constant currency basis), to €188.6 million for the three months ended June 30, 2022, compared to €174.8 million in the three months ended June 30, 2021. All growth was organic and driven by increased sales of our premium priced, high-value solutions. Revenue generated from high-value solutions increased by €22.0 million, or 45.7%, to €70.1 million for the three months ended June 30, 2022, compared to €48.1 million for the three months ended June 30, 2021, while revenue generated by other containment and delivery solutions decreased by € 8.2 million, or 6.5%, to €118.5 million compared to €126.8 million for the three months ended June 30, 2021.

On a constant currency basis, revenue generated from high-value solutions increased by €18.9 million, or 39.3% to €67.0 million for the three months ended June 30, 2022, compared to €48.1 million, for the three months ended June 30, 2021, while revenue generated by other containment and delivery solutions decreased by €13.7 million, or 10.8%, to €113.1 million for the three months ended June 30, 2022, compared to €126.7 million for the three months ended June 30, 2021.

For the three months ended June 30, 2022, we estimate that approximately 11.6%, of segment revenue is related to COVID-19 compared to, approximately 17.3%, of segment revenue estimated for the three months ended June 30, 2021.

Revenue generated by the Biopharmaceutical and Diagnostic Solutions segment increased by €25.6 million, or 7.6%, to €361.0 million for the six months ended June 30, 2022, compared to €335.4 million in the six months ended June 30, 2021.

Revenue growth was driven by an increase in revenue of our premium priced high-value solutions, which grew by €38.6 million, or 41.4%, to €131.6 million for the six months ended June 30, 2022, compared to €93.0 million for the six months ended June 30, 2021, reflecting our strategic shift towards a higher proportion of high-value solutions, such as EZ-Fill® vials and cartridges, high-value syringes, Alba®, Nexa®, Drug Delivery Systems, analytical services and molecular diagnostic plastic parts. Revenue from our other containment and delivery solutions decreased by €12.9 million, or 5.3%, to €229.5 million for the six months ended June 30, 2022, compared to €242.4 million for the six months ended June 30, 2021, mainly due to the aforementioned €5.5 million benefit and shift to high-value solutions products.

On a constant currency basis, revenue generated from high-value solutions increased by €34.5 million, or 37.1%, in the six months ended June 30, 2022, compared to €93.0 million in the six months ended June 30, 2021, while revenue generated by other containment and delivery solutions decreased by €20.6 million, or 8.5%, in the six months ended June 30, 2022, compared to € 242.4 million in the six months ended June 30, 2021.

For the six months ended June 30, 2022, we estimate that approximately €44.1 million, or 12.2%, of segment revenue is related to COVID-19 compared to approximately €57.2 million, or 17.1%, of segment revenue estimated for the six months ended June 30, 2021.

Engineering

Revenue generated by the Engineering segment, increased by €16.5 million, or 56.8%, to €45.6 million for the three months ended June 30, 2022, compared to €29.1 million for the three months ended June 30, 2021. Revenue growth was driven by higher sales in all business lines, including visual inspection systems, assembly and packaging machines, glass converting machines, and also after sales activities.

Revenue generated by the Engineering segment, increased by €23.9 million, or 38.9%, to €85.3 million for the six months ended June 30, 2022, compared to €61.4 million for the six months ended June 30, 2021. Revenue growth was driven by higher sales in all business lines, including visual inspection systems, assembly and packaging machines, glass converting machines, and also after sales activities.

We do not consider any of the revenue in our Engineering segment to be attributable to COVID-19 since: (i) we cannot accurately determine the end use of our products; and (ii) most of our products have life cycles of 10 years or more and, therefore, bear a reasonably likely chance of being used for purposes other than COVID-19 related.

Revenue Breakdown by Region

For the three months ended June 30, 2022, revenue in APAC region decreased by €5.0 million, or 17.9% to €23.0 million (which accounted for 9.8% of our total revenue for the three months ended June 30, 2022). For the same period, revenue in North America increased by €14.4 million, or 28.1% to €65.9 million (which accounted for 28.1% of our total revenue for the three months ended June 30, 2022), while in EMEA and South America revenue increased by €18.5 million, or 15.6% to €137.1 million (which accounted for 58.5% of our total revenue for the three months ended June 30, 2022), and by €2.4 million, or 40.1%, to €8.2 million (which accounted for 3.5% of our total revenue for the three months ended June 30, 2022), respectively.

For the six months ended June 30, 2022, our revenue increased by €7.3 million, or 16.6%, to €51.4 million in the APAC region (which accounted for approximately 11.5% of our total revenue for the six months ended June 30, 2022), by €25.3 million, or 10.7%, to €261.2 million in Europe (which accounted for approximately 58.5% of our total revenue for the six months ended June 30, 2022) and by €3.8 million, or 33.8%, to €15.1 million in South America (which accounted for approximately 3.4% of our total revenue for the six months ended June 30, 2022). Revenue in North America (which accounted for approximately 26.6% of our total revenue for the six months ended June 30, 2022) increased by €13.1 million, or 12.4% to €118.6 million.

Cost of Sales

Cost of sales increased by €19.4 million, or 13.8%, to €159.7 million for the three months ended June 30, 2022, compared to € 140.3 million for the three months ended June 30, 2021. The increase in cost of sales resulted from a general increase in the cost of materials and components, and direct and indirect personnel costs mainly to support the growth of our sales volumes.

Cost of sales was also negatively impacted by inflation in materials, a spike in utilities, and increased logistical costs.

Cost of sales increased by €36.6 million, or 13.7%, to €304.3 million for the six months ended June 30, 2022, compared to €267.7 million for the six months ended June 30, 2021, mainly due to the higher cost of materials, components and labor expenses related to the production and distribution of our goods and services. Cost of sales partially reflected an increase in logistical costs and utilities, mainly due to the worldwide increase in natural gas rates. Excluding the €5.5 million benefit from the licensing agreement in the six months ended June 30, 2021, which had no associated costs, the cost of direct materials on revenues was substantially unchanged.
Industrial depreciation and amortization increased due to the availability for use of the machinery installed in the previous months to increase the production capacity.

For the six months ended June 30, 2022, cost of sales included €1.0 million of non-recurring start-up costs related to the new facilities in Indiana, U.S., in Zhangjiagang, China, and in Latina, Italy.

Gross Profit

For the three months ended June 30, 2022, gross profit increased by €10.9 million, or 17.1%, to €74.6 million, compared to €63.7 million for the three months ended June 30, 2021.

Gross profit margin increased to 31.8% for the three months ended June 30, 2022, compared to 31.2% for the three months ended June 30, 2021, mainly driven by higher sales of more accretive high-value solutions and increased profitability in our Engineering segment.

For the three months ended June 30, 2022, gross profit margin for the Biopharmaceutical and Diagnostic Solutions segment increased to 33.7% compared to 32.8% for the three months ended June 30, 2021 driven by a higher mix of more accretive high value solutions.

For the three months ended June 30, 2022, gross profit margin for the Engineering segment increased to 22.3% compared to 18.0% for the three months ended June 30, 2021. The increase was mainly driven by contributions from more accretive projects and after-sales activities, as well as ongoing optimization efforts. The improved profitability has been reflected in all product lines.

For the six months ended June 30, 2022, Gross profit increased by €12.9 million, or 10.0%, to €142.0 million, compared to €129.1 million for the six months ended June 30, 2021. The increase was due to the shift to high-value solutions (despite being partially offset by the unfavorable impact of a production slowdown due to COVID-19 in the first two months of the year) and contributions from accretive projects and after-sales activities, as well as business optimization efforts.

Gross profit margin decreased to 31.8% for the six months ended June 30, 2022, compared to 32.5% for the six months ended June 30, 2021, which included a €5.5 million benefit related to a licensing agreement without the associated cost of sales. Excluding this benefit, gross profit margin for the six months ended June 30, 2021 would have been 31.1%.

For the six months ended June 30, 2022, gross profit margin for the Biopharmaceutical and Diagnostic Solution segment was 33.3% compared to 34.2% for the six months ended June 30, 2021. The favorable mix shift to high value solutions was offset by the unfavorable impact of a production slowdown due to COVID-19 in the first two months of the year and, to a lesser extent, inflationary costs, which have been partially offset by price adjustments. On top of that, excluding the €5.5 million benefit related to a licensing agreement without the associated cost of sales which benefited the six months ended June 30, 2021, gross profit margin for the six months ended June 30, 2021 would have been 32.6%.

Engineering segment gross profit margin increased to 21.8% for the six months ended June 30, 2022 compared to 19.9% for the six months ended June 30, 2021. The increase in the Engineering Segment gross profit was mainly driven by margin expansion that was driven by contributions from more accretive projects and after-sales activities, as well as ongoing business optimization efforts to improve operational efficiencies. The better profitability has been shown especially in glass forming and in pharma vision business.

Other Operating Income

Other operating income, which includes all revenue from customers not derived from the sale of our products, services and solutions such as revenue from feasibility studies, design, development and industrialization of new products, orders amendment fees, government grants, increased by €3.2 million, or 58.2%, to €8.7 million for the six months ended June 30, 2022, compared to €5.5 million for the six months ended June 30, 2021. Other operating income represents a minor part of our income and its amount varies yearly depending on the specific business agreements in place.

For the three months ended June 30, 2022, other income increased by €4.8 million, or 215.2%, to €7.1 million, compared to €2.2 million for the three months ended June 30, 2021, and included approximately €6.0 million that related to a contract modification. The modification was made to accommodate a decrease in COVID-19 related orders. We believe that the modification represents a fair and equitable agreement to support the changing needs of our customer, and reflects changes in revenue, lost production time, costs incurred and the process to reallocate capacity. With the rise of new COVID 19 variants and different patterns of efficacy in the various vaccines, customers are making appropriate adjustments to their capacity plans.

Selling and Marketing Expenses

Selling and marketing expenses increased by €1.6 million, or 29.6%, to €7 million for the three months ended June 30, 2022, compared to €5.4 million for the three months ended June 30, 2021. The increase is mainly related to business development costs for events and travel as in-person industry events are making a gradual return to pre-pandemic levels, as well as an €0.8 million higher accrual for doubtful debts.

Selling and marketing expenses increased by €0.6 million, or 5.3%, to €11.9 million for the six months ended June 30, 2022, compared to €11.3 million for the six months ended June 30, 2021. These expenses are mainly related to business development and events costs, travel expenses and other marketing strategic consultancies. These expenses also include depreciation for €0.3 million for the six months ended June 30, 2022, and 2021. For the six months ended June 30, 2022, selling and marketing expenses included a release of the provision for bad and doubtful debts of €0.7 million (for the six months ended June 30, 2021 the accrual for bad and doubtful debts provision amounted to €1.1 million).

Research and Development Expenses

Research and development expenses increased by €1.6 million, or 23.2%, to €8.5 million for the three months ended June 30, 2022, compared to €6.9 million for the three months ended June 30, 2021. The increase is mainly related to higher personnel costs due to new hires to sustain and progress the R&D activities launched at Group level.

Research and development expenses increased by €3.5 million, or 27.6%, to €16.2 million for the six months ended June 30, 2022, compared to €12.7 million for the six months ended June 30, 2021. Such expenses include costs for research and development activities to support the innovation of our product range and include amortization and depreciation for €1.7 million for the six months ended June 30, 2022 (€1.5 million for the six months ended June 30, 2021). The increase in research and development expenses reflects our investments in premium primary packaging and drug delivery systems to accelerate our market-leading position, strengthen our IP, and develop new technologies to advance patient care.

General and Administrative Expenses

General and administrative expenses increased by €16.3 million, or 271.8%, to €22.3 million for the three months ended June 30, 2022, compared to €6.0 million in the three months ended June 30, 2021. For the three months ended June 30, 2022, the increase was mainly due to an increase in labor costs to support the growth of the business and strengthen our regional organizational structure as we advance progress of our global expansion, compared to the three months ended June 30, 2021 which included a non-recurring accrual reversal amounting to €7.8 million related to cash settled awards under incentive plans 2012-2021 and 2018-2022 which were terminated in favor of the new stock grant plan 2021-2027. Moreover, the three months ended June 30, 2022 included higher costs associated with our status as a public company, such as insurance and other organizational structure costs. Further deviation compared with three months ended June 30, 2021 is due to a provision for sundry risk related to personnel tax qualification of accruals to pension funds in addition to higher IT costs across the Group. Finally, during the three months ended June 30, 2021, the Group reversed the IPO project costs prudentially accrued at P&L as of March 31, 2021.

General and administrative expenses increased by €20.8 million, or 104.0%, to €40.8 million for the six months ended June 30, 2022, compared to €20.0 million in the six months ended June 30, 2021. These expenses mainly comprise personnel expenses for management of the company, consultancy costs, rentals, as well as depreciation and amortization of €3.3 million (compared to €2.9 million for the six months ended June 30, 2021), of which amortization of fair value adjustments from purchase price allocations amounted to €0.5 million (€0.5 million for the six months ended June 30, 2021).

The increase was mainly due to the increase in labor costs for the six months ended June 30, 2022 compared to the six months ended June 30, 2021 which included a non-recurring accrual reversal amounting to €9.9 million related to cash settled awards under incentive plans 2012-2021 and 2018-2022 which were terminated in favor of the new stock grant plan 2021-2027. In addition, the increase in costs associated with our status as a public company, such as insurance and other organizational structure costs, impacted general and administrative expenses for the six months ended June 30, 2022. Further deviation compared with six months ended June 30, 2021 is due to a provision for sundry risk related to personnel tax qualification of accruals to pension funds as well as higher IT costs.

Operating Profit

As a result of the foregoing, operating profit decreased by €3.7 million, or 8.0%, to €43.9 million for the three months ended June 30, 2022, compared to €47.6 million for the three months ended June 30, 2021.

For the three months ended June 30, 2022, the operating profit margin for the Biopharmaceutical and Diagnostic Solution was 23.6%, compared to 22.6% for the three months ended June 30, 2021. The increase is mainly driven by (i) higher sales volumes, (ii) an increased mix of more accretive high-value solutions, and (iii) higher Other Operating Income partially offset by higher SG&A expenses.

For the three months ended June 30, 2022, Engineering operating profit margin was 15.5%, compared to 7.9% for the three months ended June 30, 2021. The increase which was mainly driven by higher sales volumes and better marginality was partially offset by the higher SG&A expenses. As a result of the foregoing, operating profit decreased by €8.8 million, or 9.7%, to €81.8 million for the six months ended June 30, 2022, compared to €90.5 million for the six months ended June 30, 2021.

For the six months ended June 30, 2022, the operating profit margin for the Biopharmaceutical and Diagnostic Solution was 22.2%, compared to 23.8% for the six months ended June 30, 2021. The decrease in operating profit margin was primarily due to (i) the aforementioned production slowdown due to COVID-19 and, to a lesser extent, inflationary costs, (ii) the aforementioned €5.5 million benefit from the licensing agreement recorded in the six months ended June 30, 2021, (iii) the increase in selling and marketing expenses from an increase in industry events and promotional activities, (iv) the increase in general and administrative expenses connected to being a listed company, start-up costs accounted for in the six months ended June 30, 2022 and a non-recurring accrual reversal amounting to €9.9 million accounted for the six months ended 30 June, 2021, (v) the increase in research and development expenses reflecting our investments in premium primary packaging and drug delivery systems, and (vi) the increase in other operating income.

For the six months ended June 30, 2022, Engineering operating profit margin was 14.7%, compared to 9.4% for the six months ended June 30, 2021. The increase in operating profit margin was primarily due to better contributions from more accretive projects and after-sales activities, as well as ongoing optimization efforts generated in the first quarter of 2022 compared to the first quarter of 2021 that resulted in a better absorption of SG&A expenses as well as higher profitability for the three months ended June 30, 2022 which benefit into operating profit.

Net Finance Expenses

Finance expenses, net of finance income, increased by €2.3 million to €2.4 million for the three months ended June 30, 2022, from €0.1 million net expense for the three months ended June 30, 2021.

Finance expenses, net of finance income, increased by €2.6 million (or 185.7%) to €4.0 million for the six months ended June 30, 2022, from €1.4 million for the six months ended June 30, 2021. Finance expense include bank interest on the Group’s financial debt (recalculated using the amortized cost method) and interest on leases, recognized in accordance with IFRS 16-Leases.

Profit Before Tax

Profit before taxes decreased by €6.4 million, or 13.4%, to € 41.5 million for the three months ended June 30, 2022, compared to € 47.9 million for the three months ended June 30, 2021.

Profit before taxes decreased by €11.8 million, or 13.2%, to € 77.8 million for the six months ended June 30, 2022, compared to € 89.6 million for the six months ended June 30, 2021.

Income Taxes

Income taxes decreased by € 2.5 million or 18.7%, to € 10.9 million for the three months ended June 30, 2022, compared to €13.4 million for the three months ended June 30, 2021. The decrease resulted from a lower profit before taxes for the quarter.

Income taxes increased by € 0.8 million, or 4.3%, to € 19.4 million for the six months ended June 30, 2022, compared to €18.6 million for the six months ended June 30, 2021.

	(Amounts in € millions)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021		€2022	2021	€
Income Tax Expenses reported in the statement of profit or loss	10.9	13.4	(2.5)	19.4	18.6	0.8

The increase in income taxes was mainly due to a €5.5 million non-recurring tax saving accrued for the six months ended June 30, 2021, related to the so called "Patent Box regime", a tax exemption related to, inter alia, the use of intellectual property assets, which did not have any effects in the six months ended June 30, 2022.

Net Profit

Net profit decreased by €3.9 million, or 11.3%, to €30.6 million (or €0.12 of Diluted EPS or €0.12 of Adjusted Diluted EPS) for the three months ended June 30, 2022, compared to €34.5 million (or €0.14 of Diluted EPS or €0.12 of Adjusted Diluted EPS) for the three months ended June 30, 2021.

Net profit decreased by €12.6 million, or 17.8%, to €58.4 million (or €0.22 of Diluted EPS or €0.23 of Adjusted Diluted EPS) for the six months ended June 30, 2022, compared to €71.0 million (or €0.29 of Diluted EPS or €0.25 of Adjusted Diluted EPS) for the six months ended June 30, 2021.

Liquidity and Capital Resources

Since our inception, we have financed our operations mainly through cash generated by our operating activities and debt financing and, from the second half 2021, the proceeds of our IPO. Our primary requirements for liquidity and capital are to finance capital expenditures, working capital (which is the difference of current assets and current liabilities—net of current financial assets, current financial liabilities, cash and cash equivalents), and general corporate purposes.

Our primary sources of liquidity include our cash and cash equivalents and medium and long-term loans from a number of financial institutions, as described below. As of June 30, 2022, we had cash and cash equivalents of €314.9 million (compared to €411.0 million as of December 31, 2021) and other current financial assets of €30.9 million (compared to €27.2 million as of December 31, 2021). Our cash and cash equivalents primarily consist of cash at bank and highly liquid investments, such as short-term deposits, which are unrestricted from withdrawal or use, or which have original maturities of three months or less when purchased. We believe that our total available liquidity, (defined as cash and cash equivalents, including part of the proceeds received at completion of our IPO, plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs for the next 12 months and ensure an appropriate level of operating and strategic flexibility.

Our total current liabilities were €411.4 million as of June 30, 2022, (compared to €338.6 million as of December 31, 2021), which primarily includes €172.5 million trade payables, €23.0 million contract liabilities, €28.1 million advances from customers, €55.2 million financial liabilities, €43.6 million tax payables, €5.7 million lease liabilities and €83.3 million other liabilities mainly relating to payables to personnel and social security institutions as well as allowance for future expected customer returns.

Financing activities

We employ a disciplined approach in managing our working capital and balance sheet to support our business and operations.

Capital Expenditures

During the six months ended June 30, 2022, capital expenditures for growth and capacity expansion were €116.5 million, which included: (i) € 58.7 million for new production lines in Italy (of which € 52 million is tied to our high value EZ-Fill® products), (ii) € 51.2 million for new production lines and related building expansion in other plants, particularly in the U.S. and China facilities, (iii) € 2.2 million for new machinery for high precision plastic injection molding and assembly for container in vitro diagnostic solutions, and (iv) € 4.4 million for molds.

In the United States, we have completed the foundation work on our new facility and started construction on the building. We currently remain on track for commercial operation in late 2023 or early 2024. In Italy, we are making strong progress on our capacity expansion efforts. Construction is nearly completed on our new building in Piombino Dese. In addition, two of three planned new lines for 2022 are operational - including one EZ-fill® syringe line, and one line dedicated to premium Alba syringes. We expect to operationalize another EZ-fill® syringe line in the Fall. In China, we are nearing the end of the design phase and continue to anticipate revenue generation in the back half of 2024.

Capital expenditures for maintenance, increasing quality, improving our IT systems, improving efficiency of our production processes and improving safety of our plants and production sites amounted to € 10.4 million, while for research and development, including laboratory equipment, molds and other related equipment, amounted to € 4.4 million. We intend to devote approximately the same portion of capital expenditures to growth and capacity expansion in future years.

For fiscal year 2022, we anticipate capital expenditures will range between 35% and 40% of sales, comprising three main categories: 1) approximately 82% relates to growth platforms to fund capacity expansions primarily in high value solutions the U.S., China, and Italy; 2) approximately 6% for investment in research and development for glass primary packaging products and the ongoing advancement of drug delivery devices to maintain and accelerate our market leading position; and, 3) approximately 12% to fund other investment areas such as innovation in operating efficiencies and quality, IT, maintenance, and safety.

Cash Flow

The following table presents the summary consolidated cash flow information for the periods presented.

	(Amounts in € millions, except as indicated otherwise)
	For the three months ended June 30,		Change	For the six months ended June 30,		Change
	2022	2021		€2022	2021	€
Cash flows from operating activities	42.2	54.1	(11.9)	47.4	60.0	(12.6)
Cash flows used in investing activities	(76.2)	(24.3)	(51.9)	(130.9)	(46.7)	(84.2)
Cash flows from / (used in) financing activities	(19.1)	(10.0)	(9.1)	(16.0)	(29.8)	13.8
Net change in cash and cash equivalents	(53.1)	19.8	(72.9)	(99.5)	(16.6)	(82.9)

Cash generated from operating activities

Net cash generated from operating activities was €42.2 million for the three months ended June 30, 2022, (compared to €54.1 million for the three months ended June 30, 2021). For the three months ended June 30, 2022, the EBITDA generation of €59.8 million was partially offset by €16.2 million of cash absorbed from the net change in working capital, which resulted from the growth of our business, and by €1.4 million in income tax paid.

Net cash generated from operating activities was €47.4 million for the six months ended June 30, 2022, (compared to €60.0 million for the six months ended June 30, 2021). For the six months ended June 30, 2022, the EBITDA generation of €112.9 million was partially offset by €60.7 million of cash absorbed from the net change in working capital, which resulted from the growth of our business, and by €3.1 million in income tax paid and €1,6 million from Other non-cash expenses.

Cash used in investing activities

Net cash used in investing activities was €76.2 million for the three months ended June 30, 2022, (compared to €24.3 million cash used in investing activities for the three months ended June 30, 2021), consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business. We also invested in R&D and in strengthening the security of our IT systems.

Net cash used in investing activities was €130.9 million for the six months ended June 30, 2022, (compared to €46.7 million cash used in investing activities for the six months ended June 30, 2021), consisting mainly of the purchase of property and equipment to increase our production capacity for both our EZ-Fill® product portfolio and our bulk business. We also invested in R&D and in strengthening the security of our IT systems.

Cash used in financing activities

Net cash flows used in financing activities was €19.1 million for the three months ended June 30, 2022, (compared to €10.0 million used in financing activities for the three months ended June 30, 2021). For the three months ended June 30, 2022, loan repayments and the payment of the principal portion of lease liabilities amounted to €17.4 million and to €1.7 million, respectively.

Net cash flows used in financing activities was €16.0 million for the six months ended June 30, 2022, (compared to €29.8 million used in financing activities for the six months ended June 30, 2021). For the six months ended June 30, 2022, cash raised from new borrowings amounted to €5.5 million while the loan repayments and the payment of the principal portion of lease liabilities amounted to €18.3 million and to €3.2 million, respectively.

Net change in cash and cash equivalents

The net change in cash and cash equivalents was €(53.1) million for the three months ended June 30, 2022, compared to €19.8 million for the three months ended June 30, 2021.

The net change in cash and cash equivalents was €(99.5) million for the six months ended June 30, 2022, compared to €(16.6) million for the six months ended June 30, 2021.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

The Group is exposed to the following financial risks connected with its operations:

•
financial market risk, mainly relating to foreign currency exchange rates and to interest rates;
•
liquidity risk, with particular reference to the availability of funds and access to the credit market, should the Group require it, and to financial instruments in general; and
•
credit risk, arising both from its normal commercial relations with customers, and its financing activities.

These risks could significantly affect our financial position, results of operations and cash flows, and for this reason we identify and monitor them, in order to detect potential negative effects in advance and take the necessary action to mitigate them, primarily through our operating and financing activities and if required, through the use of derivative financial instruments.

The following section provides qualitative and quantitative disclosures regarding the effect that these risks may have upon us. The quantitative data reported in the following section does not have any predictive value.

Financial market risks

Due to the nature of our business, we are exposed to a variety of market risks, including foreign currency exchange rate risk and, to a lesser extent, interest rate risk.

Our exposure to foreign currency exchange rate risk arises from our global footprint (both in terms of production and commercialization), as in some cases we sell our products in the currencies of the destination markets, which may differ from the currency of the countries the Group operates in.

Our exposure to interest rate risk arises from the need to fund certain activities and the possibility to deploy surplus funds. Changes in market interest rates may have the effect of either increasing or decreasing our net profit/(loss), thereby indirectly affecting the costs and returns of financing and investing transactions.

These risks could significantly affect our performance and are therefore identified and monitored. We have in place various risk management policies, which primarily relate to foreign exchange, interest rate and liquidity risks.

In particular, to manage foreign exchange rate risk, we have adopted a hedging policy. Hedging activities are mainly executed at the corporate level, based on the information provided by the reporting system and utilizing instruments and policies conforming to IFRS. Hedging is undertaken to ensure protection in case an entity has transactions in currencies other than the one in which it primarily does business, also taking account of budgeted future revenues and costs. Despite hedging operations, sudden movements in exchange rates or erroneous estimates may result in a negative impact, although limited, on our results.

Information on foreign currency exchange rate risk

We are exposed to risk resulting from fluctuations in foreign currency exchange rates, which can affect our earnings and equity. In particular:

•
Where a Group company incurs costs in a currency different from that of its revenues, any change in foreign currency exchange rates can affect the operating results of that company.
•
The main foreign currency to which we are exposed is the U.S. Dollar for sales in the United States and other markets where the U.S. Dollar is the reference currency, against the Euro, Mexican Peso and Renminbi. Other significant exposures included the exchange rate between the Euro and the following currencies: Renminbi, Mexican Pesos, Japanese Yen and Danish Krone. It is our policy to use derivative financial instruments (primarily forward currency contracts, currency swaps, currency options and collar options) to hedge against exposures.
•
Several subsidiaries are located in countries that are outside the Eurozone, in particular the United States, China, Japan, Mexico, Denmark, Brazil and Switzerland. As our reporting currency is the Euro, the income statements of those companies are translated into Euros using the average exchange rate for the period and, even if revenues and margins are unchanged in local currency, changes in exchange rates can impact the amount of revenues, costs and profit as restated in Euros. Similarly, intercompany financing may lead to foreign exchange rate impact due to different functional currencies.
•
The assets and liabilities of consolidated companies that report in a currency other than the Euro may vary from period to period as a result of changes in exchange rates. The effects of these changes are recognized directly in equity as a component of other comprehensive income/ (loss) under gains/ (losses) from currency translation differences.

We monitor our main exposures with regard to translation exchange risk, whereby fluctuations in the exchange rates of a number of currencies against the consolidation currency may impact the consolidated financial statement values, although there was no specific hedging in this respect at June 30, 2022.

Exchange differences arising from the settlement of monetary items are recognized in the consolidated income statement within the net financial income/ (expenses) line item.

The impact of foreign currency exchange rate differences recorded within financial income/ (expenses) for the six months ended June 30, 2022, except for those arising from financial instruments measured at fair value, amounted to net gain of €2.3 million (compared to €0.5 million net gain for the six months ended June 30, 2021).

There have been no substantial changes in the second quarter of 2022 in the nature or structure of exposure to foreign currency exchange rate risk or in the Group’s hedging policies.

We actively hedge against economic-transactional risk; more specifically, forward and swap contracts, plain vanilla and collar options are used to manage the exposures. Such instruments are not currently designated as cash flow hedges and contracts are entered for a period consistent with the underlying transactions, generally ranging from three to twelve months.

Information on interest rate risk

This risk stems from variable rate loans, for which sudden or significant interest rate fluctuations may have a negative impact on economic results. The monitoring of this risk is carried out at the corporate level and utilizes similar structures as those employed for the management of currency risks. We have hedges in place against interest rate risk, covering nearly all the loans contracted. Due to these operations, we have established a substantially fixed rate at improved conditions compared to the previous loans.

Our most significant floating rate financial assets at June 30, 2022, are cash and cash equivalents and certain financial current investments.

The risk arising from the net investments in foreign subsidiaries is monitored; no active hedging is currently being performed. With regard to commodity risk, we enter into fixed-price contracts for certain utilities.

Liquidity risk

Liquidity risk arises if we are unable to obtain the funds needed to carry out our operations under economic conditions. The main determinant of our liquidity position is the cash generated by or used in operating and investing activities.

From an operating point of view, we manage liquidity risk by monitoring cash flows and keeping an adequate level of funds at our disposal. The main funding operations and investments in cash and marketable securities of the Group are centrally managed and supervised by the treasury department with the aim of ensuring effective and efficient management of our liquidity. We undertake medium and long-term loans to fund medium and long-term operations. We undertake a series of activities centrally supervised with the purpose of optimizing the management of funds and reducing liquidity risk, such as:

•
centralizing liquidity management;
•
centralizing cash through cash pooling techniques;
•
maintaining a conservative level of available liquidity;
•
diversifying sources of funding of medium and long-term financing;

•
obtaining adequate credit lines;
•
monitoring future liquidity requirements on the basis of budget forecast and cash flow planning; and
•
monitoring covenants on indebtedness.

Intercompany financing is conducted at arm’s length terms and normally involves the holding company. These measures currently sufficiently guarantee, under normal conditions and in the absence of extraordinary events, the degree of flexibility required by movements of working capital, investing activities and cash flows in general.

We believe that our total available liquidity (defined as cash and cash equivalents plus undrawn committed credit lines and marketable securities), in addition to funds that will be generated from operating activities, will enable us to satisfy the requirements of our investing activities and working capital needs and ensure an appropriate level of operating and strategic flexibility. We, therefore, believe there is no significant risk of a lack of liquidity.

Credit risk

Credit risk is the risk of economic loss arising from the failure to collect a receivable. Credit risk encompasses the direct risk of default and the risk of a deterioration of the creditworthiness of the counterparty. The maximum credit risk to which we are theoretically exposed is represented by the carrying amounts of the financial assets stated in the consolidated statement of financial position sheet.

Where customers fail to meet payment deadlines, our financial position may deteriorate. Socio-political events (or country risks) and the general economic performance of individual countries or geographical regions may also assume significance in this respect. The credit risk is however mitigated by consolidated commercial relations with well capitalized multinational pharmaceutical and biologics companies and our guidelines created for the selection and evaluation of the client portfolio, which may require, where possible and appropriate, further guarantees from customers. As of June 30, 2022, our day’s sales outstanding increased by 1.5 to 73, compared to 71.5 days as of December 31, 2021.

Trade receivables as of June 30, 2022, amounting to €185.5 million (compared to €165.3 million as of December 31, 2021) are shown net of the allowance for doubtful accounts amounting to €7.4 million (compared to €6.5 million as of December 31, 2021).

Critical Accounting Policies and Significant Judgments and Estimates

The Consolidated Financial Statements are prepared in accordance with IFRS which require Management’s use of estimates and assumptions that may affect the carrying amount of assets, liabilities, income and expenses in the financial statements, as well as the disclosures in the notes concerning contingent assets and liabilities at the balance sheet date. Uncertainty about these assumptions and estimates could result in outcome that require material adjustments to the carrying amount of assets or liabilities affected in future periods.

Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of profit or loss or in the consolidated statement of comprehensive income in the period in which the change occurs.

Revenue Recognition

We operate in several jurisdictions and assess whether contracts with customers provide it with the right to consideration for the performance fulfilled based on legal assessment of applicable contracts and other sources of enforceable rights and obligations (i.e., local regulations). With regard to revenue from contracts with customers for contract work and contract assets and liabilities, application of the cost-to-cost method requires a prior estimate of the entire lifetime costs of individual projects, updating them at each balance sheet date. This entails assumptions that can be affected by multiple factors, such as the time over which some projects are developed, their high level of technology and innovative content, the possible presence of price variations and revisions, and machinery performance guarantees, including an estimate of contractual risks, where applicable. These facts and circumstances make it difficult to estimate the cost to complete projects and, consequently, to estimate the value of contract work in progress at the balance sheet date. The Group estimates variable considerations to be included in the transaction price for the sale of products with rights of return and volume rebates.

The Group forecasts sales returns using the historical return data to project expected return percentages. These percentages are applied to determine the expected value of the variable consideration.

Recoverable amount of goodwill

The impairment test on goodwill is carried out by comparing the carrying amount of cash-generating units and their recoverable amount. The recoverable amount of a cash-generating unit is the higher of fair value, less costs to sell, and its value in use. This complex valuation process entails the use of methods such as the discounted cash flow method which uses assumptions to estimate cash flows. The recoverable amount depends significantly on the discount rate used in the discounted cash flow model as well as the expected future cash flows and the growth rate used for the extrapolation.

Development costs

The amortization of development costs requires management to estimate the life cycle of related products. Any changes in such assumptions would impact the amortization charge recorded and the carrying amount of capitalized development costs. The periodic amortization charge is derived after determining the expected life cycle of the related product. Increasing an asset’s expected life cycle or its residual value would result in a reduced amortization charge in the consolidated income statement. The useful lives of our development costs are determined by management at the time of capitalization and reviewed annually for appropriateness and recoverability.

Employee benefit liabilities

Employee benefits, especially the provision for employee severance indemnities and other long-term incentives, are calculated using actuarial assumptions; changes in such assumptions could have a material impact on such liabilities.

Leases

We cannot readily determine the interest rate implicit in the lease, therefore, the incremental borrowing rate (IBR) to measure lease liabilities is used. The IBR is the rate of interest that we would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available (such as for subsidiaries that do not enter into financing transactions) or when they need to be adjusted to reflect the terms and conditions of the lease (for example, when leases are not in the subsidiary’s functional currency). We estimate the IBR using observable inputs (such as market interest rates) when available and are required to make certain entity-specific estimates (such as the subsidiary’s stand-alone credit rating). We also determine the lease term as the non-cancellable term of the lease, together with any periods covered by an option to extend the lease if it is reasonably certain to be exercised, or any periods covered by an option to terminate the lease, if it is reasonably certain not to be exercised. The Group applies judgment in evaluating whether it is reasonably certain whether or not to exercise the option to renew or terminate the lease. That is, we consider all relevant factors that create an economic incentive for us to exercise either the renewal or termination.

Provision for expected credit losses of trade receivables and contract assets

We use a simplified approach in calculating estimated credit losses (ECLs) for trade receivables and contract assets, initially based on the Group’s historical observed default rates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analyzed. The assessment of the correlation between historical observed default rates, forecast economic conditions and ECLs is a significant estimate. The amount of ECLs is sensitive to changes in circumstances and of forecast economic conditions. Our historical credit loss experience and forecast of economic conditions may also not be representative of the customer’s actual default risk in the future.

Income tax expense (current and deferred)

The consolidated Group is subject to various taxes in multiple jurisdictions. The determination of tax liabilities requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. Calculation of taxes on a global scale requires the use of estimates and assumptions based on the information available at the balance sheet date.

The deferred tax asset realization is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible and the tax loss carry forwards are utilized. Estimating future taxable income requires estimates about matters that are inherently uncertain and requires significant management judgment, and different estimates can have a significant impact on the outcome of the analysis.

Item 4. Controls and Procedures

There were no changes in our internal control over financial reporting during the six months ended June 30, 2022, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PART II–OTHER INFORMATION

Item 1. Legal Proceedings

The Company is from time to time subject to various litigation and administrative and other legal proceedings, including potential regulatory actions, incidental or related to our business, including commercial contract and tortious liability claims, among others (collectively “Legal Proceedings”).

Management believes that the outcome of the current Legal Proceedings will not have a material effect upon our business, financial condition, results of operations, cash flows, as well as the trading price of our securities. However, management’s assessment of Legal Proceedings is ongoing, and could change in light of the discovery of additional facts with respect to Legal Proceedings pending against the Company, not presently known to us, or determinations by judges, arbitrators, juries or other finders of fact or deciders of law which are not in accord with management’s evaluation of the probable liability or outcome of such Legal Proceedings. From time to time, the Company is in discussions with regulators, including discussions initiated by the Company, about actual or potential violations of law in order to remediate or mitigate associated legal or compliance risks. As the outcomes of such proceedings are unpredictable, the results of any such proceedings may materially affect the Company’s reputation, business, financial condition, results of operations, cash flows or the trading price of its securities.

Item 1A. Risk Factors

There have been no material changes from the risk factors described in the Company's Annual Report on Form 20-F/A for the year ended December 31, 2021 filed with the U.S. Securities and Exchange Commission on April 5, 2022.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Stevanato Group S.p.A.

Date: August 4, 2022	By:	/s/ Franco Moro
	Name:	Franco Moro
	Title:	Chief Executive Officer and Chief Operating Officer